                                     Filed Pursuant to Rule 424(b)(5)
                                     Registration No. 333-52189
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 13, 1998)
                               U.S. $500,000,000

                                     (LOGO)

                          MEDIUM-TERM NOTES, SERIES F
                DUE FROM NINE MONTHS OR MORE FROM DATE OF ISSUE
                               ------------------

    Temple-Inland Inc. (the "Company") may offer from time to time pursuant to this Prospectus Supplement its Medium-Term Notes, Series F (the "Notes"), with an aggregate initial public offering price of up to $500,000,000 (or the equivalent thereof in one or more foreign or composite currencies), subject to reduction as a result of the sale of other Debt Securities under the Prospectus to which this Prospectus Supplement relates. The Notes will be issued only in fully registered form, without coupons. Each Note will mature on a Business Day more than nine months from its date of issue (the "Maturity"), as specified in a pricing supplement hereto (each, a "Pricing Supplement") and such maturity date may be subject to extension at the Company's option. Each Note may also be subject to redemption at the Company's option or to repayment at the Holder's option, in each case, in whole or in part, prior to its Maturity, as specified in the applicable Pricing Supplement.

    The Notes may bear interest at a fixed rate (a "Fixed Rate Note"), which may be zero in the case of certain Discount Notes (as defined herein), or at a floating rate (a "Floating Rate Note") determined by reference to one or more of LIBOR, the CD Rate, the Commercial Paper Rate, the Federal Funds Rate, the Treasury Rate, the Prime Rate, the CMT Rate, the Eleventh District Cost of Funds Rate, or any other interest rate basis or formula (each as defined herein and each a "Base Rate"), as selected by the purchaser and agreed to by the Company, adjusted by the Spread or Spread Multiplier (each as defined herein), if any, applicable to such Note.

    Unless otherwise indicated, interest on each Fixed Rate Note will accrue from its date of issue and will be payable semiannually in arrears on June 1 and December 1 of each year (each, an "Interest Payment Date") and at Maturity. Interest on each Floating Rate Note will accrue from its date of issue and will be payable monthly, quarterly, semiannually, or annually, as specified in the applicable Pricing Supplement, and at Maturity. A Note may be issued as an amortizing note (an "Amortizing Note") on which a portion or all of the interest and principal amount is payable over the life of the Note in accordance with a schedule, by application of a formula, or by reference to an index. A Note may be issued as an indexed note (an "Indexed Note"), the principal amount payable at Maturity of which, or premium or interest on which, will be determined by reference to the level of a designated stock index or designated currency, commodity, or other prices or indices or will otherwise be determined by the application of a formula. The interest rate or interest rate formula, reset provisions, issue price, Maturity, Interest Payment Dates, redemption, repayment and extension provisions, and certain other terms with respect to each Note will be established at the time of issuance and set forth in a Pricing Supplement.

    The Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, unless otherwise specified in the applicable Pricing Supplement. Each Note will be represented by either a global security (a "Book-Entry Note") registered in the name of a nominee of The Depository Trust Company ("DTC"), as Depositary (the "Depositary"), or a certificate issued in temporary or definitive registered form (a "Certificated Note"), as set forth in the applicable Pricing Supplement. Beneficial interests in Book-Entry Notes will be shown on, and the transfers thereof will be effected only through, records maintained by the Depositary and its indirect participants. Book-Entry Notes will not be issuable as Certificated Notes except under the circumstances described herein. See "Description of Notes."
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT, OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

=================================================================================================================================
                                           PRICE TO                     AGENTS'                           PROCEEDS
                                          PUBLIC(1)                  COMMISSION(2)                    TO COMPANY(2)(3)
---------------------------------------------------------------------------------------------------------------------------------
Per Note                                   100.00%                    .125%-.750%                      99.875%-99.250%
---------------------------------------------------------------------------------------------------------------------------------
Total(4)                                 $500,000,000             $625,000-$3,750,000             $499,375,000-$496,250,000
=================================================================================================================================

   (1) Unless otherwise specified in the applicable Pricing Supplement, the price to the public will be 100% of the principal amount.
   (2) The Company will pay to Salomon Brothers Inc and SBC Warburg Dillon Read Inc. (each an "Agent" and collectively, the "Agents") and any other agent named in the applicable Pricing Supplement a commission ranging from .125% to .750% of the principal amount of any Note sold through the Agents or any other agents depending upon its Maturity through 30 years. Commissions on Notes with a Maturity of 30 years or more will be negotiated at the time of sale. See "Plan of Distribution." For information regarding indemnification of the Agents, see "Plan of Distribution."
   (3) Before deducting expenses payable by the Company estimated at U.S. $515,000, including reimbursement of the Agents' expenses.
   (4) Or the equivalent thereof in one or more foreign or composite currencies.
                               ------------------

    The Notes are being offered on a continuous basis by the Company through the Agents or any other agents named in the applicable Pricing Supplement. The Agents have agreed to use their reasonable best efforts to solicit orders to purchase the Notes. The Company may also sell Notes at a discount to an Agent for its own account or for resale to one or more purchasers at varying prices related to prevailing market prices at the time of resale or, if set forth in the applicable Pricing Supplement, at a fixed public offering price, as determined by the Agents, or any other agent. In addition, the Agents or any other agents named in the applicable Pricing Supplement may offer Notes purchased by them as principal to other dealers. Unless otherwise indicated in the applicable Pricing Supplement, any Note purchased by an Agent or any other agent as principal will be purchased at 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity. Unless otherwise indicated in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange, and there can be no assurance that the maximum amount of Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel, or modify the offer or solicitation of offers made hereby without notice. The Company, the Agents, or any other agent may reject any order to purchase Notes, whether or not solicited, in whole or in part. See "Plan of Distribution."
                               ------------------

SALOMON SMITH BARNEY                                SBC WARBURG DILLON READ INC.

June 2, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVERALLOTMENT, STABILIZING, AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, the Prospectus Supplement, the accompanying Prospectus, and the documents incorporated by reference contain forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability and price of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of the Company and its subsidiaries.

                                  THE COMPANY

     Temple-Inland Inc. (the "Company") is a holding company that conducts all of its operations through its subsidiaries. The Company holds interests in corrugated packaging, bleached paperboard, building products, timber and timberlands, and financial services. The business of the Company is divided among three groups: (1) the Paper Group, which consists of the corrugated packaging and bleached paperboard operations, (2) the Building Products Group, and (3) the Financial Services Group. Forest resources include approximately 2.2 million acres of timberland in Texas, Louisiana, Georgia, and Alabama. In 1997, the Company had total revenues of $3.6 billion and combined operating earnings of $224 million.

     The Company's Paper Group, operated by Inland Paperboard and Packaging, Inc. ("Inland"), consists of the corrugated packaging and bleached paperboard operations. The corrugated packaging operation is vertically integrated and consists of four linerboard mills, two corrugating medium mills, 38 box plants, and nine specialty converting plants. The bleached paperboard operation consists of one large mill located in Evadale, Texas. In 1997, manufacturing net sales from the Paper Group were $2.06 billion.

     The Company's Building Products Group, operated by Temple-Inland Forest Products Corporation ("Temple-Inland FPC"), manufactures a wide range of building products including lumber, plywood, particleboard, gypsum wallboard, and fiberboard. In 1997, manufacturing net sales from the Building Products Group were $617 million.

     The Company's Financial Services Group consists of savings bank activities, mortgage banking, real estate development, and insurance brokerage. The Company's savings bank, Guaranty Federal Bank, F.S.B. ("Guaranty"), conducts its business through 135 banking centers in Texas and California. Mortgage banking is conducted through Temple-Inland Mortgage Corporation ("Temple-Inland Mortgage"), a subsidiary of Guaranty that arranges financing of single-family mortgage loans, then sells the loans into the secondary market (primarily FNMA, FHLMC, and GNMA). Real estate operations include development of residential subdivisions, as well as the management and sale of income properties. In 1997, the Financial Services Group had revenues of $945 million.

     Certain financial information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is presented on both a parent company basis and a consolidated basis. The parent company financial information includes the accounts of the Company and its manufacturing subsidiaries with Financial Services reflected on the equity basis, except that related earnings are presented before tax to be consistent with the consolidated financial information.

     Because the Company is a holding company, any claims that it or its creditors, including holders of the Notes (the "Holders"), may have against the assets of any subsidiary of the Company will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     The Company is a Delaware corporation that was organized in 1983. Its principal subsidiaries include Inland, Temple-Inland FPC, Temple-Inland Financial Services Inc. ("Financial Services"), Guaranty, and Temple-Inland Mortgage. The Company's principal executive offices are located at 303 South Temple Drive, Diboll, Texas 75941. Its telephone number is (409) 829-5511.

DESCRIPTION OF THE BUSINESS

     Paper Group. This group is composed of two operations: corrugated packaging and bleached paperboard.

     (i) Corrugated Packaging. The corrugated packaging operation of the Company manufactures containerboard that it converts into a complete line of corrugated packaging and point-of-purchase displays. Approximately 84 percent of the containerboard produced by Inland in 1997 was converted into corrugated containers at its box plants. The Company's nationwide network of box plants produces a wide range of products from commodity brown boxes to intricate die cut containers that can be printed with multi-color graphics. Even though the corrugated box business is characterized by commodity pricing, each order for each customer is a custom order. Inland's corrugated boxes are sold to a variety of customers in the food, paper, glass containers, chemical, appliance, and plastics industries, among others. As of January 3, 1998, about 47 percent of the Company's box shipments were sold directly for use in the food industry, including beverage containers.

     The Company also manufactures litho-laminate corrugated packaging and high graphics folding cartons. Other products manufactured by the Company include bulk containers constructed of multi-wall corrugated board for extra strength, which are used for bulk shipments of various materials, paper sealing tape, and other tape specialties.

     In the corrugated packaging operation, the Company services about 6,800 customers with approximately 11,000 shipping destinations. The largest single customer accounted for approximately four percent and the 10 largest customers accounted for approximately 26 percent of the 1997 corrugated packaging revenues. Costs of freight and customer service requirements necessitate the location of box plants relatively close to customers. Each plant tends to service a market within a 150-mile radius of the plant.

     Sales of corrugated shipping containers closely track changing population patterns and other demographics. Historically, there has been a correlation between the demand for containers and containerboard and real growth in the United States gross domestic product, particularly the non-durable goods segment.

     (ii) Bleached Paperboard. The bleached paperboard operation of the Company produces various grades and weights of coated and uncoated bleached paperboard, bleached linerboard, and bleached bristols. These materials are used by other paper companies and by manufacturers that buy paper in roll lots and convert it into such items as paper cups, plates, file folders, folding cartons, paperback book covers, and various other packaging and convenience products.

     Bleached paperboard products are sold to a large number of customers. Sales to the largest customer of this operation, with whom the Company has a long-standing relationship, accounted for approximately 12 percent of bleached paperboard sales in 1997. This level of sales is consistent with sales to this customer over the past several years. Although the loss of this customer could have a material adverse effect on this operation, it would not have a material adverse effect on the Company taken as a whole. This customer is also a customer of the corrugated packaging operation, but sales to this customer represent less than four percent of the total sales of the corrugated packaging operation. The 10 largest customers accounted for approximately 57 percent of bleached paperboard sales in 1997. During 1997, sales were made to customers in 43 states, Mexico, and Puerto Rico, as well as to independent distributors through which this operation's products were exported to Asia, Japan, Central America, and South America. Contracts specifying annual tonnage quantities are maintained with several major customers.

     Demand for bleached paperboard products generally correlates with real growth in retail sales of non-durable packaged products in the United States, as well as the level of fast food restaurant activity for food service grades, including cup and plate. Demand is also affected by inventory levels maintained by paperboard converters as well as a number of other factors, including changes in industry production capacity and the strength of international markets.

     Building Products Group. The Building Products Group produces a wide variety of building products, such as lumber, plywood, particleboard, gypsum wallboard, hardboard siding, and fiberboard sheathing.

     Sales of building products are concentrated in the southern United States. No significant sales are generated under long-term contracts. Sales of most of these products are made by account managers and representatives to distributors, retailers, and O.E.M. (original equipment manufacturer) accounts. Almost 78 percent of particleboard sales are to commercial fabricators, such as manufacturers of cabinets and furniture. The 10 largest customers accounted for approximately 23 percent of the Building Products Group's 1997 sales. The building products business is heavily dependent upon the level of residential housing expenditures, including the repair and remodeling market.

     During 1997, the Company completed upgrades to its particleboard plants in Diboll, Texas, and Thomson, Georgia. A similar renovation project was completed at the Monroeville, Alabama, particleboard plant during 1996.

     The Building Products Group is a 50 percent owner in three joint ventures. One of these joint ventures recently began producing medium density fiberboard at a facility in Arkansas. Another of these joint ventures is expected to begin producing cement fiberboard in the fourth quarter of 1998 at a plant under construction in Texas. The third joint venture was the acquisition of an existing facility for the production of gypsum wallboard and a related quarry. This joint venture also began construction in the first quarter of 1998 of a wallboard plant to be located in Tennessee, completion of which is anticipated by 2000.

     Financial Services Group. The Financial Services Group operates a savings bank and engages in mortgage banking, real estate development, and insurance activities.

     (i) Savings Bank. Guaranty is a federally-chartered stock savings bank operated by the Company through its financial services subsidiaries. Guaranty conducts its business in Texas through 110 banking centers located primarily in the eastern third of Texas, including Houston, Dallas, San Antonio, and Austin. Following its acquisition of California Financial Holding Company ("CFHC"), the parent company of Stockton Savings Bank, F.S.B., in the second quarter of 1997, Guaranty operates an additional 25 branches in the Central Valley of California. The primary activities of Guaranty include attracting savings deposits from the general public, investing in loans secured by mortgages on residential real estate, lending for the construction of real estate projects, and providing a variety of loan products to consumers and businesses.

     Guaranty derives its income primarily from interest earned on real estate mortgages, commercial and business loans, consumer loans, and investment securities, as well as fees received in connection with loans and deposit services. Its major expense is the interest it pays on consumer deposits and other borrowings. The operations of Guaranty, like those of other savings institutions, are significantly influenced by general economic conditions, by the monetary, fiscal, and regulatory policies of the federal government, and by the policies of financial institution regulatory authorities. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for mortgage financing and for other types of loans as well as market conditions. Guaranty primarily seeks assets with interest rates that adjust periodically rather than assets with long-term fixed rates.

     (ii) Mortgage Banking. Temple-Inland Mortgage, a wholly-owned subsidiary of Guaranty, headquartered in Austin, Texas, originates, warehouses, and services FHA, VA, and conventional mortgage loans primarily on single family residential property. Temple-Inland Mortgage originates mortgage loans for sale into the secondary market. It typically retains the servicing rights on these loans, but periodically sells some portion of its servicing to third parties. During 1997, Temple-Inland Mortgage expanded its operations in the Midwest by acquiring Knutson Mortgage Corporation of Minneapolis, a full-service mortgage bank with a loan servicing portfolio of approximately $6 billion. At year end, Temple-Inland Mortgage was servicing

$26.1 billion in mortgage loans, including loans serviced for affiliates and approximately $1.6 billion in mortgages serviced for a third party. Temple-Inland Mortgage produced $3.2 billion in mortgage loans during 1997 compared with $1.9 billion during 1996.

     (iii) Real Estate Development and Income Properties. Subsidiaries of Financial Services are involved in the development of 34 residential subdivisions in Texas, Arizona, California, Colorado, Florida, Georgia, Missouri, Tennessee, and Utah. The real estate group of the Company also owns 18 commercial properties, including properties owned by subsidiaries through joint venture interests.

     (iv) Insurance. Subsidiaries of Financial Services are engaged in the brokerage of property, casualty, life, and group health insurance products. One of these subsidiaries is an insurance agency that administers the marketing and distribution of several mortgage-related personal life, accident, and health insurance programs. This agency also acts as the risk management department of the Company. An affiliate of the insurance agency sells annuities through banks and savings banks, including Guaranty.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of the Company, computed on both a consolidated basis and a parent company basis, for the periods indicated. For purposes of computing the consolidated ratios, earnings consists of earnings before income taxes and fixed charges, and fixed charges consists of all interest charges and ten percent of rent expense, which approximates the interest component of such expense. The consolidated ratios are also presented excluding interest on deposits from fixed charges. For purposes of computing the parent company ratios, earnings consists of the earnings of the parent company before income taxes (excluding unremitted earnings from the Financial Services Group), dividends from the Financial Services Group, and fixed charges, and fixed charges consists of all parent company interest charges and ten percent of rent expense, which approximates the interest component of such expense.

                                                 FIRST THREE
                                                   MONTHS                    FISCAL YEAR
                                                -------------   -------------------------------------
                                                1998    1997    1997    1996    1995    1994    1993
                                                -----   -----   -----   -----   -----   -----   -----
RATIO OF EARNINGS TO FIXED CHARGES
Consolidated..................................  1.77x   1.36x   1.37x   1.65x   2.45x   1.82x   1.45x
Consolidated, excluding interest on
  deposits....................................  1.31x   1.17x   1.17x   1.29x   1.68x   1.37x   1.20x
Parent company (1)(2).........................  1.35x      --   3.07x   2.24x   3.30x   2.16x   1.66x

---------------

(1) In 1997, the parent company received dividends from the Financial Services Group in the amount of $200 million that were the result of nonrecurring transactions rather than earnings. Excluding these nonrecurring transactions, the parent company ratio of earnings to fixed charges for fiscal year 1997 would have been 1.38x.

(2) Earnings before fixed charges was inadequate to cover fixed charges by $6.08 million for the three months ended March 29, 1997.

     Although earnings from the Financial Services Group is included for purposes of computing the consolidated ratios set forth above, the ability of the Company to receive dividends from the Financial Services Group may be affected from time to time as a result of regulatory limitations.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the five fiscal years in the period ended January 3, 1998, are derived from the consolidated financial statements of the Company. The financial data for the three-month periods ended April 4, 1998, and March 29, 1997, are derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three-month period ended April 4, 1998, are not necessarily indicative of the results that may be expected for the entire year ending January 2, 1999. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

                       FIVE YEAR SELECTED FINANCIAL DATA
                (IN MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)

                                                     THREE MONTHS                        FISCAL YEAR
                                                   -----------------   -----------------------------------------------
                                                    1998      1997      1997      1996      1995      1994      1993
                                                   -------   -------   -------   -------   -------   -------   -------
Total Revenues...................................  $   945   $   851   $ 3,625   $ 3,460   $ 3,495   $ 2,967   $ 2,762
Manufacturing net sales..........................      682       649     2,680     2,645     2,731     2,335     2,127
Net income.......................................       26        13        51       133       281       131       117(a)
Capital Expenditures:
  Manufacturing..................................       36        52       233       275       386       463       340
  Financial Services.............................        7         4        18        15        34        20        14
Depreciation and depletion:
  Manufacturing..................................       65        63       255       244       208       200       191
  Financial Services.............................        4         3        13        10         8         8         6
Earnings per share:
  Basic..........................................     0.47      0.24      0.91      2.39      5.02      2.35      2.12(a)
  Diluted........................................     0.47      0.24      0.90      2.39      5.01      2.35      2.11(a)
Dividends per common share.......................     0.32      0.32      1.28      1.24      1.14      1.02      1.00
Weighted average shares outstanding:
  Basic..........................................     56.0      55.4      56.0      55.5      56.0      55.8      55.3
  Diluted........................................     56.2      55.6      56.2      55.6      56.1      55.9      55.5
Total assets.....................................   14,914    13,151    14,364    12,947    12,764    12,251    11,959
Long-term debt:
  Parent Company.................................    1,565     1,636     1,438     1,522     1,489     1,316     1,045
  Financial services.............................      178       122       167       133       113        82        76
Preferred stock issued by subsidiary.............      150        --       150        --        --        --        --
Ratio of total debt to total capitalization --
  Parent Company.................................       43%       45%       41%       43%       43%       43%       38%
Shareholders' equity.............................    2,041     2,000     2,045     2,015     1,975     1,783     1,700

---------------

(a) Includes a credit of $50 million or $0.90 per share from cumulative effect of accounting changes.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used for general corporate purposes, including the reduction of commercial paper and other short-term indebtedness. At April 4, 1998, the Company had outstanding $262.5 million of commercial paper and other short-term borrowings with a weighted average interest rate of 5.696 percent. Pending such application, the net proceeds from the sale of the Notes may be temporarily invested.

                               PRICING SUPPLEMENT

     Provisions of each transaction will be more fully described in a Pricing Supplement to this Prospectus Supplement and the accompanying Prospectus. In the event of any inconsistency between a Pricing Supplement and this Prospectus Supplement, the description contained in such Pricing Supplement supersedes and replaces any inconsistent provision in this Prospectus Supplement.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Notes are to be issued as a series of Debt Securities limited to U.S. $500,000,000, or its equivalent in foreign currencies or composite currencies, aggregate principal amount under the Indenture, dated as of September 1, 1986, as amended by the First Supplemental Indenture, dated as of April 15, 1988, the Second Supplemental Indenture, dated as of December 27, 1990, and the Third Supplemental Indenture dated as of May 9, 1991 (such Indenture, as amended, the "Indenture"), between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank, as trustee (the "Trustee"), which is described more fully under "Description of Debt Securities" in the accompanying Prospectus. The aggregate principal amount of Notes that may be issued and sold may be reduced as a result of the sale by the Company of other Debt Securities under the Prospectus to which this Prospectus Supplement relates. See "Plan of Distribution." The statements herein concerning the Notes and the Indenture do not purport to be complete. They are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of certain terms used herein without definition.

     The Notes will be offered on a continuous basis and will mature on any Business Day (as defined below) more than nine months from the date of issue, as selected by the purchaser and agreed to by the Company (which maturity date may be subject to extension at the option of the Company), and may be subject to redemption at the option of the Company or repayment at the option of the Holder, prior to maturity. Each Note will bear interest at either (a) a fixed rate or (b) a rate or rates determined by reference to a Base Rate that may be adjusted by a Spread or Spread Multiplier (each as defined below).

     Unless otherwise specified in the applicable Pricing Supplement, Notes are issuable only in fully registered form without coupons. Each Note will be issued initially as either a Book-Entry Note or a Certificated Note. Except as set forth in the Prospectus under "Description of Debt Securities -- Global Securities," Book-Entry Notes will not be exchangeable for Certificated Notes. See "Book-Entry System" below.

     The authorized denominations of Notes denominated in U.S. dollars will be $1,000 and any larger amount that is an integral multiple of $1,000. Unless otherwise specified in the applicable Pricing Supplement the authorized denominations of Notes denominated in a Specified Currency other than U.S. dollars ("Foreign Currency Notes") will be the equivalent, as determined by the Federal Reserve Bank of New York, of the noon buying rate in The City of New York for cable transfers in foreign currencies as certified for customs purposes for such Specified Currency (the "Exchange Rate"), on the applicable issue date of $1,000 (rounded down to an integral multiple of 1000 units of such Specified Currency), and any larger amount that is an integral multiple of 1,000 units of such Specified Currency. Such determination will be made by the Company or its agent, as exchange rate agent (the "Exchange Rate Agent").

     The Pricing Supplement will indicate either that the Notes cannot be redeemed prior to maturity or that the Notes will be redeemable at the option of the Company on or after a specified date prior to maturity at par or at prices declining from a specified premium to par after a later date, together with accrued interest to the date of redemption. The Notes will not be subject to any sinking fund.

     The Pricing Supplement relating to each Note will describe the following terms: (1) the Specified Currency in which such Note is denominated; (2) whether such Note is a Fixed Rate Note, a Floating Rate Note, an Amortizing Note, and/or an Indexed Note; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price");
(4) the trade date; (5) the date on which such Note will be issued (the "Issue Date"); (6) the date of Maturity for such Note; (7) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest, if any (the "Interest Rate"), and the manner in which such rate may be changed; (8) if such
Note is a Floating Rate

Note, the Base Rate, the Initial Interest Rate, the Interest Determination Dates, the Interest Reset Dates, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate, and the Minimum Interest Rate, if any, and the method of calculating the Interest Rate for such Note; (9) whether such Note is a Discount Note (as defined below); (10) if such Note is an Amortizing Note, the terms for repayment prior to Maturity; (11) if such Note is an Indexed Note, in the case of an Indexed Rate Note, the manner in which the amount of any interest payment will be determined or, in the case of an Indexed Principal Note, its Face Amount and the manner in which the principal amount payable at Maturity will be determined; (12) whether such Note may be redeemed at the option of the Company or repaid at the option of the Holder prior to maturity, and if so, the provisions relating to such redemption or repayment; and (13) any other terms of such Note not inconsistent with the provisions of the Indenture.

     "Business Day" means any date, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York, or (i) with respect to Notes denominated in a Specified Currency other than U.S. dollars, the principal financial center of the country of the Specified Currency as specified in the applicable Pricing Supplement, (ii) with respect to Notes denominated in European Currency Units, Brussels, Belgium, or (iii) with respect to LIBOR Notes (as defined herein), London, England. "London Banking Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     "Discount Note" means (i) a Note, including any such Note the interest rate of which is zero, that has a stated redemption price at Maturity that exceeds its Issue Price by at least 0.25% of its stated redemption price at Maturity, multiplied by the number of full years from the Issue Date to the Maturity for such Note and (ii) any other Note designated by the Company as issued with original issue discount for United States Federal income tax purposes.

     Reference herein to "U.S. dollars" or "U.S. $" or "$" are to the currency of the United States of America.

RANKING

     The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank pari passu with the Company's other unsecured and unsubordinated indebtedness. See "Description of Debt Securities -- General" in the Prospectus.

PAYMENT OF PRINCIPAL AND INTEREST

     The principal of and any premium and interest on each Note are payable by the Company in the Specified Currency for such Note. If the Specified Currency for a Note is other than U.S. dollars, the Company will (unless otherwise specified in the applicable Pricing Supplement) arrange to convert all payments in respect of such Note into U.S. dollars in the manner described in the following paragraph. The Holder of a Note having a Specified Currency other than U.S. dollars may (if the applicable Pricing Supplement and such Note so indicate) elect to receive all payments in respect of such Note in the Specified Currency by delivery of a written notice to the Trustee for such Note not later than 15 calendar days prior to the applicable payment date, except under the circumstances described under "Currency Risks -- Payment Currency" below. Such election will remain in effect until revoked by written notice to such Trustee received not later than fifteen calendar days prior to the applicable payment date.

     In the case of a Note having a Specified Currency other than U.S. dollars, the amount of any U.S. dollar payment in respect of such Note will be determined by the Exchange Rate Agent based on the highest firm bid quotation expressed in U.S. dollars received by the Exchange Rate Agent at approximately 11:00 a.m., New York City time, on the second Business Day preceding the applicable payment date (or, if no such rate is quoted on such date, the last date on which such rate was quoted), from three (or, if three are not available, then two) recognized foreign exchange dealers in The City of New York (one of which may be an Agent and another of which may be the Exchange Rate Agent) selected by the Exchange Rate Agent, for the purchase by the quoting dealer, for settlement on such payment date, of the aggregate amount of such Specified Currency payable on such payment date in respect of all Notes denominated in such Specified Currency. All currency exchange costs will be borne by the Holders of such Notes by deductions from such payments. If no such bid quotations are available, such payments will be made in such Specified Currency, unless such Specified Currency is unavailable due to the imposition of exchange controls or to other circumstances beyond the Company's control, in which case such payments will be made as described under "Currency Risks -- Payment Currency" below.

     Unless otherwise specified in the applicable Pricing Supplement, U.S. dollar payments of interest on Notes (other than interest payable at the date of Maturity) will be made, except as provided below, by check mailed to the Registered Holders of such Notes (which, in the case of Global Securities representing Book-Entry Notes, will be a nominee of the Depositary); provided, however, that, in the case of a Note issued between a Regular Record Date and the related Interest Payment Date, unless otherwise specified in the related Pricing Supplement, interest for the period beginning on the Issue Date for such Note and ending on such Interest Payment Date shall be paid on the next succeeding Interest Payment Date to the Registered Holder of such Note on the related Regular Record Date. A Holder of $10,000,000 (or the equivalent thereof in a Specified Currency other than U.S. dollars) or more in aggregate principal amount of Notes of like tenor and term shall be entitled to receive such U.S. dollar payments by wire transfer of immediately available funds, but only if appropriate wire transfer instructions have been received in writing by the Trustee for such Notes not later than 15 calendar days prior to the applicable Interest Payment Date. Simultaneously with the election by any Holder to receive payments in a Specified Currency other than U.S. dollars (as provided above),such Holder shall provide appropriate wire transfer instructions to the Trustee for such Notes.

     Unless otherwise specified in the applicable Pricing Supplement, principal and any premium and interest payable at the date of Maturity or upon the redemption or repayment of a Note will be paid in immediately available funds upon surrender of such Note at the corporate trust office or agency of the Trustee for such Note in The City of New York. Unless otherwise specified in the applicable Pricing Supplement, if the principal of any Discount Note is declared to be due and payable immediately as described under "Description of Debt Securities -- Events of Default; Waiver and Notice Thereof" in the Prospectus, the amount of principal due and payable with respect to such Note shall be limited to the aggregate principal amount (or face amount, in the case of an Indexed Principal Note) of such Note multiplied by the sum of its Issue Price (expressed as a percentage of the aggregate principal amount) plus the original issue discount amortized from the date of issue to the date of declaration, which amortization shall be calculated using the "interest method" (computed in accordance with generally accepted accounting principles in effect on the date of declaration). The Regular Record Date with respect to any Interest Payment Date for a Floating Rate Note or for an Indexed Rate Note shall be the date (whether or not a Business Day) 15 calendar days immediately preceding such Interest Payment Date, and for a Fixed Rate Note (unless otherwise specified in the applicable Pricing Supplement) shall be the May 15 or November 15 (whether or not a Business Day) immediately preceding such Interest Payment Date

FIXED RATE NOTES

     Each Fixed Rate Note will bear interest from its Issue Date, or from the last Interest Payment Date to which interest has been paid or duly provided for, at the rate per annum stated in the applicable Pricing Supplement until the principal amount thereof is paid or made available for payment, except as described below under "Subsequent Interest Periods" and "Extension of Maturity," and except that if so specified in the applicable Pricing Supplement, the rate of interest payable on certain Fixed Rate Notes may be subject to adjustment from time to time as described in such Pricing Supplement.

     Unless otherwise set forth in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each Interest Payment Date and at the date of Maturity. If an Interest Payment Date with respect to any Fixed Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date shall not be postponed; provided, however, that any payment required to be made in respect of such Note on a date (including the date of Maturity) that is not a Business Day for such Note need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

FLOATING RATE NOTES

     Unless otherwise specified in the applicable Pricing Supplement, each Floating Rate Note will bear interest from its Issue Date to the first Interest Reset Date (such period, the "Initial Interest Period") for such Note at the Initial Interest Rate set forth on the face thereof and in the applicable Pricing Supplement. The interest rate on such Note for each Interest Reset Period (as defined below) (and for the Initial Interest Period if so specified in the applicable Pricing Supplement) will be determined by reference to an interest rate basis (the "Base Rate"), plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. The "Spread" is the number of basis points that may be specified in the applicable Pricing Supplement as being applicable to such Note, and the "Spread Multiplier" is the percentage that may be specified in the applicable Pricing Supplement as being applicable to such Note, except in each case as described below under "Subsequent Interest Periods" and "Extension of Maturity," and except that if so specified in the applicable Pricing Supplement, the Spread or Spread Multiplier on certain Floating Rate Notes may be subject to adjustment from time to time as described in such Pricing Supplement.

     The applicable Pricing Supplement will designate one of the following Base Rates as applicable to a Floating Rate Note: (i) LIBOR (a "LIBOR Note"), (ii) the Commercial Paper Rate (a "Commercial Paper Rate Note"), (iii) the Treasury Rate (a "Treasury Rate Note"), (iv) the Prime Rate (a "Prime Rate Note"), (v) the CMT Rate (a "CMT Rate Note"), (vi) the Federal Funds Rate (a "Federal Funds Rate Note"), (vii) the CD Rate (a "CD Rate Note"), (viii) the Eleventh District Cost of Funds Rate (an "Eleventh District Cost of Funds Rate Note"), or (ix) such other Base Rate as is set forth in such Pricing Supplement and in such Note.

     The "Index Maturity" for any Floating Rate Note is the period of maturity of the instrument or obligation from which the Base Rate is calculated. "H.15(519)" means the publication entitled "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System. "Composite Quotations" means the daily statistical release entitled "Composite 3:30 p.m. Quotations for U.S. Government Securities" published by the Federal Reserve Bank of New York.

     As specified in the applicable Pricing Supplement, a Floating Rate Note may also have either or both of the following (in each case expressed as a rate per annum on a simple interest basis): (i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period ("Maximum Interest Rate") and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period ("Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to any Floating Rate Note, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by applicable law, as the same may be modified by United States law of general application. The Notes will be governed by the law of the State of New York and, under such law as of the date of this Prospectus Supplement, the maximum rate of interest under provisions of the penal law, with certain exceptions, is 25 percent per annum on a simple interest basis. Such maximum rate of interest only applies to obligations that are less than $2,500,000.

     Unless otherwise specified in the Pricing Supplement, the Trustee will be the "Calculation Agent." Upon request of the holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination for the next Interest Reset Date with respect to such Floating Rate Note. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Holders of the Floating Rate Notes.

     Unless otherwise specified in the applicable Pricing Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the date of Maturity, as the case may be. The interest rate on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually, or annually (such period being the "Interest Reset Period" for such Note, and the first day of each Interest Reset Period being an "Interest Reset Date"), as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Dates will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below under "Treasury Rate Notes"); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September, and December of each year; in the case of Floating Rate Notes that reset semiannually, the third Wednesday of each of two months of each year specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes that reset annually, the third Wednesday of one month of each year specified in the applicable Pricing Supplement. If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, except that in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

     Unless otherwise specified in the applicable Pricing Supplement, the rate of interest that goes into effect on any Interest Reset Date shall be determined on a date (the "Interest Determination Date") preceding such Interest Reset Date, as further described below. Unless otherwise specified in the applicable Pricing Supplement, the Interest Determination Date pertaining to an Interest Reset Date for a CD Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the CD Rate (the "CD Rate Interest Determination Date"), for a Commercial Paper Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (the "Commercial Paper Interest Determination Date"), for a Federal Funds Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (the "Federal Funds Rate Interest Determination Date"), or for a Prime Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (the "Prime Rate Interest Determination Date"), or for a CMT Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the CMT Rate (the "CMT Rate Interest Determination Date"), will be the second Business Day preceding the Interest Reset Date. The Interest Determination Date pertaining to an Interest Reset Date for a LIBOR Note or any Floating Rate Note for which the interest rate is determined with reference to LIBOR (the "LIBOR Interest Determination Date") will be the second London Banking Day immediately preceding the Interest Reset Date with respect to such Note. The Interest Determination Date pertaining to an Interest Reset Date for an Eleventh District Cost of Funds Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (the "Eleventh District Cost of Funds Rate Interest Determination Date") will be the last working day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco (the "FHLB of San Francisco") publishes the Eleventh District Index (as defined below). The Interest Determination Date pertaining to an Interest Reset Date for a Treasury Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Treasury Rate (the "Treasury Rate Determination Date") will be the day of the week on which Treasury bills (as defined below) would normally be auctioned in the week in which such Interest Reset Date falls. Treasury bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Treasury Rate Determination Date pertaining to an Interest Reset Date occurring in the next succeeding week. If an auction date shall fall on a day which would otherwise be an Interest Reset Date for a Treasury Rate Note, then such Interest Reset Date shall instead be the first Business Day immediately following such auction date. The Interest Determination Date pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day that is at least two Business Days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Interest Rate Basis is determinable.

     Each Interest Rate Basis will be determined on such date, and the applicable interest rate will take effect on the applicable Interest Reset Date. Unless otherwise specified in the applicable Pricing Supplement, interest payable in respect of Floating Rate Notes shall be the accrued interest from and including the Issue Date or the last date to which interest has been paid, as the case may be, to but excluding the applicable Interest Payment Date. With respect to a Floating Rate Note, accrued interest shall be calculated by multiplying the principal amount of such Note (or, in the case of a Floating Rate Note that is an Indexed Principal Note, its Face Amount) by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated.

     Unless otherwise specified in the applicable Pricing Supplement the interest factor (expressed as a decimal calculated to seven decimal places without rounding) for each such day is computed by dividing the interest rate in effect on such day by 360, in the case of LIBOR Notes, Prime Rate Notes, Commercial Paper Rate Notes, Federal Funds Rate Notes, Eleventh District Cost of Funds Rate Notes, and CD Rate Notes, or by the actual number of days in the year, in the case of CMT Rate Notes or Treasury Rate Notes. For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date. Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest on a Floating Rate Note will be rounded, if necessary, to the nearest 1/100,000 of 1 percent (.0000001), with five one-millionths of a percentage point rounded upward, and all currency amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest one-hundredth of a unit (with .005 of a unit being rounded upward).

     Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, interest will be payable, in the case of Floating Rate Notes that reset daily, weekly, or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September, and December of each year, as specified in the applicable Pricing Supplement; in the case of Floating Rate Notes that reset quarterly, on the third Wednesday of March, June, September, and December of each year; in the case of Floating Rate Notes that reset semiannually, on the third Wednesday of each of two months of each year specified in the applicable Pricing Supplement; and, in the case of Floating Rate Notes that reset annually, on the third Wednesday of one month of each year specified in the applicable Pricing Supplement (each such day being an "Interest Payment Date"). If an Interest Payment Date with respect to any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day.

CD RATE NOTES

     Each CD Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the CD Rate and the Spread or Spread Multiplier, if any, specified in such CD Rate Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, the "CD Rate" for each Interest Reset Period shall be the rate on the CD Rate Interest Determination Date for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (Secondary Market)." If such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, then the "CD Rate" for such Interest Reset Period will be the rate on such Interest Rate Determination Date for negotiable certificates of deposit of the Index Maturity designated in the applicable Pricing Supplement as published in Composite Quotations under the heading "Certificates of Deposit." If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the "CD Rate" for such Interest Reset Period will be calculated by the Calculation Agent for such CD Rate Note and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such Interest Determination Date of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York selected by the Calculation Agent for such CD Rate Note for negotiable certificates of deposit of major United States money center banks of the highest credit standing (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity designated in the Pricing Supplement in a denomination of $5,000,000; provided, however, that if the dealers selected as aforesaid by such Calculation Agent are not quoting offered rates as mentioned in this sentence, the "CD Rate" for such Interest Reset Period will be the same as the CD Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

COMMERCIAL PAPER RATE NOTES

     Each Commercial Paper Rate Note will bear interest at the interest rate (calculated with reference to the Commercial Paper Rate and the Spread or Spread Multiplier, if any) and will be payable on the dates specified on the face of such Note and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Commercial Paper Interest Determination Date, the Money Market Yield (calculated as described below) of the rate on such date for paper having the Index Maturity specified in "H.15(519)," under the heading "Commercial Paper -- Financial." If such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Commercial Paper Interest Determination Date, then the Commercial Paper Rate shall be the Money Market Yield of the rate on such Commercial Paper Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in "Composite Quotations" under the heading "Commercial Paper." If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, the Commercial Paper Rate for that Commercial Paper Interest Determination Date shall be the Money Market Yield of the arithmetic mean, as calculated by the Calculation Agent on such Calculation Date, of the offered rates, as of 11:00 a.m., New York City time, on that Commercial Paper Interest Determination Date, of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Pricing Supplement placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized rating agency; provided, however, that if fewer than three dealers selected as aforesaid by the Calculation Agent are quoting as mentioned in this sentence, the Commercial Paper Rate will be the Commercial Paper Rate in effect on such Commercial Paper Interest Determination Date.

     "Money Market Yield" shall be a yield (expressed as a percentage rounded upwards, if necessary, to the next higher one hundred thousandth of a percentage point) calculated in accordance with the following formula:

Money Market Yield               =                D X 360
                                                                           X 100
                                          ------------------------
                                               360 - (D X M)

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the interest period for which interest is being calculated.

FEDERAL FUNDS RATE NOTES

     Each Federal Funds Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Federal Funds Rate and the Spread or Spread Multiplier, if any, specified in such Federal Funds Rate Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, the "Federal Funds Rate" for each Interest Reset Period shall be the effective rate on the Federal Funds Rate Interest Determination Date for Federal Funds as published in H.15(519) under the heading "Federal Funds (Effective)." If such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the "Federal Funds Rate" for such Interest Reset Period shall be the rate on such Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/ Effective Rate." If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the "Federal Funds Rate" for such Interest Reset Period shall be the rate on such Interest Determination Date made publicly available by the Federal Reserve Bank of New York which is equivalent to the rate that appears in H.15(519) under the heading "Federal Funds (Effective);" provided, however, that if such rate is not made publicly available by the Federal Reserve Bank of New York by 3:00 p.m., New York City time, on such Calculation Date, the "Federal Funds Rate" for such Interest Reset Period will be the same as the Federal Funds Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

     In the case of a Federal Funds Rate Note that resets daily, the interest rate on such Note for the period from and including a Monday to but excluding the succeeding Monday will be reset by the Calculation Agent for such Note on such second Monday (or, if not a Business Day, on the next succeeding Business
Day) to a rate equal to the average of the Federal Funds Rates in effect with respect to each such day in such week.

LIBOR NOTES

     Each LIBOR Note will bear interest at the interest rate (calculated with reference to LIBOR and the Spread or Spread Multiplier, if any) specified on the face of such LIBOR Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" for each Interest Reset Date will be determined by the Calculation Agent as follows:

          (i) With respect to a LIBOR Interest Determination Date, LIBOR will be either: (A) if "LIBOR Telerate" is specified in the applicable Pricing Supplement as the Reporting Service or if such Pricing Supplement does not specify a source for LIBOR, the rate for deposits in the London interbank market in the Index Currency (as defined below) having the Index Maturity designated in the applicable Pricing Supplement commencing on Interest Reset Date that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, or (B) if "LIBOR Reuters" is specified in the applicable Pricing Supplement as the Reporting Service, the arithmetic mean of the offered rates (unless the specified Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the London interbank market in the Index Currency having the Index Maturity designated in the applicable Pricing Supplement and commencing on the Interest Reset Date that appear on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on such Designated LIBOR Page. If no rate appears on the Designated LIBOR Page (or, in the case of clause (i)(B) above, if the Designated LIBOR Page by its terms provides for more than a single rate but fewer than two offered rates appear on such Page), LIBOR in respect of such Interest Determination Date will be determined as if the parties had specified the rate described in clause (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date to which the last sentence of clause (i) above applies, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the

     Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity designated in the applicable Pricing Supplement commencing on the Interest Reset Date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are provided, LIBOR determined on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR determined on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. (or such other time specified in the applicable Pricing Supplement), in the applicable Principal Financial Center, on such LIBOR Interest Determination Date for loans made in the Index Currency to leading European banks having the Index Maturity designated in the applicable Pricing Supplement commencing on the Interest Reset Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time by three major banks in such Principal Financial Center selected by the Calculation Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR with respect to such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

     "Designated LIBOR Page" means either (a) if "LIBOR Reuters" is designated as the Reporting Service in the Pricing Supplement, the display designated as page "LIBO" with respect to the applicable Index Currency on the Reuters Monitor Money Rates Service (or such other page as may replace page "LIBO" on such service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency), or (b) if "LIBOR Telerate" is designated as the Reporting Service in the Pricing Supplement, the display designated as page "3750" with respect to the applicable Index Currency on the Dow Jones Market Service (or such other page as may replace page "3750" on such service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency). If neither LIBOR Reuters nor LIBOR Telerate is specified as the Reporting Service in the Pricing Supplement, LIBOR for the applicable Index Currency will be determined as if LIBOR Telerate (and, if the U.S. Dollar is the Index Currency, page 3750) had been specified.

     "Index Currency" means the Currency specified in the applicable Pricing Supplement as the Currency with respect to which LIBOR shall be calculated. If no such Currency is specified in the applicable Pricing Supplement, the Index Currency shall be U.S. dollars.

     "Principal Financial Center" will be, for the purpose of clause (ii) above, the principal financial center of the country of the specified Index Currency, which is generally the capital city of such country, except that with respect to U.S. Dollars, Deutsche Marks, and ECUs, the Principal Financial Center shall be The City of New York, Frankfurt, and Brussels, respectively.

TREASURY RATE NOTES

     Each Treasury Rate Note will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread or Spread Multiplier, if
any), and will be payable on the dates, specified on the face of such Note and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Treasury Interest Determination Date, the rate for the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "U.S. Government Securities -- Treasury bills -- Auction Average (Investment)" or, if not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Treasury Interest Determination Date, the auction average rate (expressed as a bond equivalent, rounded, upwards if necessary, to the next higher one hundred thousandth of a percentage point, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury. If the results of the auction of Treasury bills having the Index Maturity specified in the applicable Pricing Supplement are not published or reported as provided above by 3:00 p.m., New York City time, on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be the rate as published in H.15(519) under the heading "U.S. Government Securities -- Treasury Bills Secondary Market." If such rate is not so published by 3:00 p.m., New York City time, on such Calculation Date, then the Treasury Rate shall be calculated by the Calculation Agent and shall be a yield to maturity (expressed as a bond equivalent rounded, upwards if necessary, to the next higher one hundred thousandth of a percentage point, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean, as calculated by the Calculation Agent on such Calculation Date, of the secondary market bid rates as of approximately 3:30 p.m., New York City time, on such Treasury Interest Determination Date, of three leading primary United States government securities dealers in The City of New York selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate will be the Treasury Rate in effect on such Treasury Interest Determination Date.

PRIME RATE NOTES

     Each Prime Rate Note will bear interest at the interest rate calculated with reference to the Prime Rate and the Spread or Spread Multiplier, if any, specified in such Prime Rate Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, the "Prime Rate" means, with respect to any Prime Rate Interest Determination Date, the rate on such date as published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published by 9:00 a.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, then the Prime Rate will be determined by the Calculation Agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as defined below) as such bank's prime rate or base lending rate as in effect for that Interest Determination Date. "Reuters Screen USPRIME1 Page" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks). If fewer than four such rates but more than one such rate appear on the Reuters Screen USPRIME1 Page for such Interest Determination Date, the Prime Rate shall be determined by the Calculation Agent and will be the arithmetic mean of the prime rates quoted on the basis of actual number of days in the year divided by 360 as of the close of business on such Interest Determination Date by at least two major money center banks in New York City selected by the Calculation Agent (after consulting with the Company). If fewer than two such rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be determined by the Calculation Agent and will be the arithmetic mean of the prime rates furnished in New York City by three substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, in each case having total equity capital of at least U.S. $500,000,000 and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent (after consulting with the Company) to provide such rate or rates; provided, however, that if the banks selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate will remain the Prime Rate in effect on such Interest Determination Date.

CMT RATE NOTES

     Each CMT Rate Note will bear interest at the rate calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any, specified in such CMT Rate Note and in any applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "CMT Rate" means, with respect to any CMT Rate Interest Determination Date, the rate displayed on the Designated CMT Telerate Page under the caption "Treasury Constant Maturities -- Federal Reserve Board release H.15 -- Mondays approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index (as defined below) for (i) if the Designated Telerate Page is 7055, the rate on such Interest Determination Date, and (ii) if the Designated CMT Telerate Page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which the related Interest Determination Date occurs. If such rate is no longer displayed on the relevant page, or if not displayed by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be such Treasury constant maturity rate for the Designated CMT Maturity Index as published in H.15(519).

     If such rate is no longer published, or if not published by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be such Treasury constant maturity rate for the designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing side offer prices as of approximately 3:30 p.m., New York City time, on the Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in the City of New York selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent cannot obtain three such Treasury Note quotations, the CMT Rate for such Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on the Interest Determination Date of three Reference Dealers in the City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for such Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index in an amount of at least U.S. $100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as described herein, the CMT Rate will be the CMT Rate in effect on such Interest Determination Date. If two Treasury Notes with an original maturity as described in the third preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the CMT Rate Note with the shorter remaining term to maturity will be used.

     "Designated CMT Telerate Page" means the display on the Dow Jones Market Service designated in the applicable Pricing Supplement for the purpose of displaying Treasury Constant Maturities as reported in H.15(519) (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052 for the most recent week. "Designated CMT Maturity Index' means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years)specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be 2 years.

ELEVENTH DISTRICT COST OF FUNDS RATE NOTES

     Each Eleventh District Cost of Funds Rate Note will bear interest at interest rates calculated with reference to the Eleventh District Cost of Funds Rate and the Spread or Spread Multiplier, if any, specified in such Eleventh District Cost of Funds Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "Eleventh District Cost of Funds Rate" means, with respect to an Eleventh District Cost of Funds Interest Determination Date, the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Interest Determination Date falls, as set forth under the caption "11th district" on Telerate Page 7058 (as defined below) as of 11:00 a.m., San Francisco time, on such Interest Determination Date. If such rate does not appear on Telerate Page 7058 on such Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Interest Determination Date will be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "Eleventh District Index") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding the date of such announcement.

     If the FHLB of San Francisco fails to announce such rate for the calendar month immediately preceding such Interest Determination Date, then the Eleventh District Cost of Funds Rate determined as of such Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Interest Determination Date. "Telerate Page 7058" means the display designated as page "7058" on the Dow Jones Telerate Service (or such other page as may replace the 7058 page on that service for the purpose of displaying the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank district).

SUBSEQUENT INTEREST PERIODS

     The Pricing Supplement relating to each Note will indicate whether the Company has the option to reset the interest rate (in the case of a Fixed Rate
Note) with respect to such Note or the Spread or Spread Multiplier (in the case of a Floating Rate Note) with respect to such Note and, if so, the date or dates on which such interest rate or such Spread or Spread Multiplier, as the case may be, may be reset (each an "Optional Reset Date"). The Company shall notify the Trustee for a Note whether or not it intends to exercise such option with respect to such Note at least 50 but not more than 60 calendar days prior to an Optional Reset Date for such Note. Not later than 40 calendar days prior to such Optional Reset Date, the Trustee for such Note will mail to the Holder of such Note a notice (the "Reset Notice"), first class, postage prepaid, indicating whether the Company has elected to reset the interest rate (in the case of a Fixed Rate Note) or the Spread or Spread Multiplier (in the case of a Floating Rate Note) and if so, (i) such new interest rate or such new Spread or Spread Multiplier, as the case may be; and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or, if there is no such next Optional Reset Date, to the date of Maturity of such Note (each such period a "Subsequent Interest Period"), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during such Subsequent Interest Period.

     Upon transmittal by the Trustee of a Reset Notice to the Holder of a Note, such new interest rate or such new Spread, Spread Multiplier, and/or method of calculation as the case may be, shall take effect automatically and, except as modified by the Reset Notice and as described below, such Note will have the same terms as prior to the transmittal of such Reset Notice.

     Notwithstanding the foregoing, not later than 20 calendar days prior to an Optional Reset Date for a Note, the Company may, at its option, revoke the interest rate (in the case of a Fixed Rate Note) or the Spread or Spread Multiplier (in the case of a Floating Rate Note) provided for in the Reset Notice with respect to such Optional Reset Date and establish a higher interest rate (in the case of a Fixed Rate Note) or a higher Spread or Spread Multiplier (in the case of a Floating Rate Note) for the Subsequent Interest Period commencing on such Optional Reset Date by causing the Trustee for such Note to mail notice of such higher interest rate or higher Spread or Spread Multiplier, as the case may be, first class, postage prepaid, to the Holder of such Note. Such notice shall be irrevocable.

     All Notes with respect to which the interest rate or Spread or Spread Multiplier is reset on an Optional Reset Date will bear such higher interest rate (in the case of Fixed Rate Notes) or higher Spread or Spread Multiplier (in the case of Floating Rate Notes), whether or not tendered for repayment. The Holder of a Note will have the option to elect repayment of such Note by the Company on each Optional Reset Date at a price equal to the principal amount thereof, plus interest accrued to such Optional Reset Date. In order for a Note to be repaid on an Optional Reset Date, the Holder thereof must follow the procedures set forth below under "Optional Redemption, Repayment, and Repurchase" for optional repayment, except that the period for delivery of such Note or notification to the Trustee for such Note shall be at least 25 but not more than 35 calendar days prior to such Optional Reset Date, and except that a Holder who has tendered a Note for repayment pursuant to a Reset Notice may, by written notice to the Trustee for such Note, revoke any such tender for repayment until the close of business on the tenth day prior to such Optional Reset Date.

AMORTIZING NOTES

     The Company may from time to time offer Notes ("Amortizing Notes") on which a portion or all the principal amount is payable prior to the date of Maturity in accordance with a schedule, by application of a formula, or by reference to an Index (as defined below). Unless otherwise specified in the applicable Pricing Supplement, payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and conditions of any Amortizing Notes, including terms for repayment thereof, will be set forth in the applicable Pricing Supplement.

INDEXED NOTES

     The Company may from time to time offer Notes ("Indexed Notes") on which certain or all interest payments (in the case of an "Indexed Rate Note"), and/or the principal amount payable at the date of Maturity or earlier redemption or retirement (in the case of an "Indexed Principal Note"), is determined by reference to the principal amount of such Notes (or, in the case of an Indexed Principal Note, to the amount designated in the applicable Pricing Supplement as the "Face Amount" of such Indexed Note) and by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles, or commodities or by such other objective price, economic, or other measures as are described in the applicable Pricing Supplement (the "Index"). A description of the Index used in any determination of an interest or principal payment, and the method or formula by which interest or principal payments will be determined by reference to such Index, will be set forth in the applicable Pricing Supplement. In the case of a Fixed Rate Note, Floating Rate Note, or Indexed Rate Note that is also an Indexed Principal Note, the amount of any interest payment will be determined by reference to the Face Amount of such Indexed Note unless specified otherwise in the applicable Pricing Supplement. In the case of an Indexed Principal Note, the principal amount payable at the date of Maturity or any earlier redemption or repayment of the Indexed Note may be different from the Face Amount. If the determination of the Index on which any interest payment or the principal amount of an Indexed Note is calculated or announced by a third party, and such third party either suspends the calculation or announcement of such Index or changes the basis upon which such Index is calculated (other than changes consistent with policies in effect at the time such Indexed Note was issued and permitted changes described in the applicable Pricing Supplement), then such Index shall be calculated for purposes of such Indexed Note by another third party selected by the Company, subject to the same conditions and controls as applied to the original third party. If for any reason such Index cannot be calculated on the same basis and subject to the same conditions and controls as applied to the original third party, then the indexed interest payments, if any, or any indexed principal amount of such Indexed Note shall be calculated in the manner set forth in the applicable Pricing Supplement. Any determination of such third party shall in the absence of manifest error be binding on all parties.

     An investment in Indexed Notes entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of an Indexed Note is indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued by the Company at the same time, including the possibility that no interest will be paid, and, if the principal amount of an Indexed Note is indexed, the principal amount payable at Maturity may be less than the original purchase price of such Indexed Note, including the possibility that no principal will be paid (but in no event shall the amount of interest or principal paid with respect to an Indexed Note be less than zero). Additionally, if the formula used to determine the principal amount or interest payable with respect to such Indexed Notes contains a multiple or leverage factor, the effect of any change in the applicable Currency, commodity or interest rate index may be increased. See "Currency Risks."

EXTENSION OF MATURITY

     The Pricing Supplement relating to each Note will indicate whether the Company has the option to extend the date of Maturity of such Note for one or more periods of whole years from one to five (each an "Extension Period") up to but not beyond the date (the "Final Maturity") set forth in such Pricing Supplement. The Company may exercise such option with respect to a Note by notifying the Trustee for such Note at least 50 but not more than 60 calendar days prior to the old date of Maturity of such Note. Not later than 40 calendar days prior to the old date of Maturity of such Note, the Trustee for such Note will mail to the Holder of such Note a notice (the "Extension Notice"), first class, postage prepaid. The Extension Notice will set forth (i) the election of the Company to extend the date of Maturity of such Note; (ii) the new date of Maturity; (iii) in the case of a Fixed Rate Note, the interest rate applicable to the Extension Period or, in the case of a Floating Rate Note, the Spread or Spread Multiplier applicable to the Extension Period; and (iv) the provisions, if any, for redemption during the Extension Period, including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Extension Period. Upon the mailing by such Trustee of an Extension Notice to the Holder of a Note, the date of Maturity of such Note shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Note will have the same terms as prior to the mailing of such Extension Notice.

     Notwithstanding the foregoing, not later than 20 calendar days prior to the old date of Maturity of such Note, the Company may, at its option, revoke the interest rate (in the case of a Fixed Rate Note) or the Spread or Spread Multiplier (in the case of a Floating Rate Note) provided for in the Extension Notice for such Note and establish a higher interest rate (in the case of a Fixed Rate Note) or a higher Spread or Spread Multiplier (in the case of a Floating Rate Note) for the Extension Period, by causing the Trustee for such Note to mail notice of such higher interest rate or higher Spread or Spread Multiplier, as the case may be, first class, postage prepaid, to the Holder of such Note. Such notice shall be irrevocable.

     All Notes with respect to which the date of Maturity is extended will bear such higher interest rate (in the case of Fixed Rate Notes) or higher Spread or Spread Multiplier (in the case of Floating Rate Notes) for the Extension Period, whether or not tendered for repayment. If the Company extends the date of Maturity of a Note, the Holder of such Note will have the option to elect repayment of such Note by the Company on the old date of Maturity at a price equal to the principal amount thereof, plus interest accrued to such date. In order for a Note to be repaid on the old date of Maturity once the Company has extended the date of Maturity thereof, the Holder thereof must follow the procedures set forth below under "Optional Redemption, Repayment, and Repurchase" for optional repayment, except that the period for delivery of such Note or notification to the Trustee for such Note shall be at least 25 but not more than 35 days prior to the old date of Maturity and except that a Holder who has tendered a Note for repayment pursuant to an Extension Notice may, by written notice to the Trustee for such Note, revoke any such tender for repayment until the close of business on the tenth day before the old date of Maturity.

OPTIONAL REDEMPTION, REPAYMENT, AND REPURCHASE

     The Pricing Supplement relating to each Note will indicate either that such Note cannot be redeemed prior to its date of Maturity or that such Note will be redeemable at the option of the Company, in whole or in part, and the date or dates (each an "Optional Redemption Date") on which such Note may be redeemed and the price (the "Redemption Price") at which (together with accrued interest to such Optional Redemption Date) such Note may be redeemed on each such Optional Redemption Date. The Company may exercise such option with respect to a Note by notifying the Trustee for such Note at least 45 days prior to any Optional Redemption Date. Unless otherwise specified in the applicable Pricing Supplement, at least 30 but not more than 60 days prior to the date of redemption, such Trustee shall mail notice of such redemption, first class, postage prepaid, to the Holder of such Note.

     In the event of redemption of a Note in part only, a new Note or Notes for the unredeemed portion thereof shall be issued to the Holder thereof upon the cancellation thereof. The Notes will not be subject to any sinking fund. The Pricing Supplement relating to each Note will also indicate whether the Holder of such Note will have the option to elect repayment of such Note by the Company prior to its date of Maturity and, if so, such Pricing Supplement will specify the date or dates on which such Note may be repaid (each an "Optional Repayment Date") and the price (the "Optional Repayment Price") at which, together with accrued interest to such Optional Repayment Date, such Note may be repaid on each such Optional Repayment Date.

     In order for a Note to be repaid, the Trustee for such Note must receive, at least 30 but not more than 45 days prior to an Optional Repayment Date (i) such Note with the form entitled "Option to Elect Repayment" on the reverse thereof duly completed, or (ii) a telegram, telex, facsimile transmission, or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth the name of the Holder of such Note, the principal amount of such Note to be repaid, the certificate number or a description of the tenor and terms of such Note, a statement that the option to elect repayment is being exercised thereby, and a guarantee that the Note to be repaid with the form entitled "Option to Elect Repayment" on the reverse of the Note duly completed will be received by such Trustee not later than five Business Days after the date of such telegram, telex, facsimile transmission, or letter. If the procedure described in clause (ii) of the preceding sentence is followed, then such Note and form duly completed must be received by such Trustee by such fifth Business Day. Any tender of a Note by the Holder for repayment (except pursuant to a Reset Notice or an Extension Notice) shall be irrevocable.

     The repayment option may be exercised by the Holder of a Note for less than the entire principal amount of such Note provided that the principal amount of such Note remaining outstanding after repayment is an authorized denomination. Upon such partial repayment, such Note shall be canceled and a new Note or Notes for the remaining principal amount thereof shall be issued in the name of the Holder of such repaid Note. If a Note is represented by a Global Security, the Depositary's nominee will be the Holder of such Note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, a beneficial owner of such Note must instruct the broker or other direct or indirect participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary.

     Notwithstanding anything in this Prospectus Supplement to the contrary, if a Note is a Discount Note (other than an Indexed Note), the amount payable on such Note in the event of redemption or repayment prior to its date of Maturity shall be the Amortized Face Amount of such Note as of the date of redemption or the date of repayment, as the case may be. The "Amortized Face Amount" of a Discount Note shall be the amount equal to (i) the Issue Price set forth in the applicable Pricing Supplement plus (ii) that portion of the difference between the Issue Price and the principal amount of such Note that has accrued at the Yield to Maturity set forth in the Pricing Supplement (computed in accordance with generally accepted United States bond yield computation principles) by such date of redemption or repayment, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

     The Company may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation.

BOOK-ENTRY SYSTEM

     Upon their issuance, all Fixed Rate Book-Entry Notes having the same Issue Date; Interest Rate; Interest Payment Dates; redemption provisions, if any; and Maturity Date will be represented by a single

Global Security. Upon their issuance, all Floating Rate Book-Entry Notes having the same Issue Date; Initial Interest Rate; Base Rate; Interest Reset Period; Interest Reset Dates; Interest Payment Dates; Index Maturity; Spread or Spread Multiplier, if any; Minimum Interest Rate, if any; Maximum Interest Rate, if any; redemption provisions, if any; and Maturity Date will be represented by a single Global Security. Each Global Security representing Book-Entry Notes will be deposited with, or on behalf of, Depositary, and registered in the name of a nominee of the Depositary. Book-Entry Notes will not be exchangeable for Certificated Notes, provided that if the Depositary is at any time unwilling, unable, or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Security or Securities representing Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Book-Entry Notes represented by one or more Global Securities, and in such event, will issue Certificated Notes in exchange for the Global Security or Securities representing such Book-Entry Notes. The Depositary currently only accepts securities that have a specified currency of U.S. dollars.

     The Depositary has advised the Company and the Agents as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation' within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     A further description of the Depositary's procedures with respect to Global Securities representing Book-Entry Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Securities." The Depositary has confirmed to the Company, the Agents, and the Trustee that it intends to follow such procedures.

                                 CURRENCY RISKS

     THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS, AND ANY PRICING SUPPLEMENT DO NOT DESCRIBE ALL THE RISKS OF AN INVESTMENT IN FOREIGN CURRENCY NOTES OR INDEXED NOTES THE PAYMENT OF WHICH IS TO BE MADE IN OR RELATED TO THE VALUE OF A FOREIGN CURRENCY AND THE COMPANY DISCLAIMS ANY RESPONSIBILITY TO ADVISE PROSPECTIVE PURCHASERS OF SUCH RISKS AS THEY EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS SUCH RISKS MAY CHANGE FROM TIME TO TIME. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN SUCH NOTES. SUCH NOTES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE UNSOPHISTICATED WITH RESPECT TO FOREIGN CURRENCY OR INDEXED TRANSACTIONS.

     The information set forth in this Prospectus Supplement with respect to foreign currency risks is directed to prospective purchasers who are United States residents, and the Company disclaims any responsibility to advise prospective purchasers of Foreign Currency Notes who are residents of countries other than the United States with respect to any matters that may affect the purchase, holding, or receipt of payment of principal of, premium, if any, and interest on, the Notes. Such person should consult their own counsel with regard to such matters.

     Any Pricing Supplement relating to Notes having a Specified Currency other than U.S. dollars will contain a description of any material exchange controls affecting such currency and any other required information concerning such currency.

EXCHANGE RATES AND EXCHANGE CONTROLS

     An investment in Foreign Currency Notes entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the U.S. dollar and the Specified Currency after the issuance of such Notes and the possibility of the imposition or modification of foreign exchange controls with respect to such Specified Currency by either the United States or foreign governments. Such risks generally depend on economic and political events over which the Company has no control and that cannot be readily foreseen. In recent years, rates of exchange between the U.S. dollar and certain foreign currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Foreign Currency Note. Depreciation of the Specified Currency applicable to a Foreign Currency Note against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent yield of such Note, in the U.S. dollar equivalent value of the principal repayable at maturity of such Note, and generally, in the U.S. dollar-equivalent market value of such Note. In addition, depending on a specific term of a currency-linked Indexed Note, changes in exchange rates relating to any of the currencies involved may result in a decrease in the effective yield of such currency linked Indexed Note and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a currency linked Indexed Note to the investor on a U.S. dollar basis.

     Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Governments in fact use a variety of techniques, such as intervention by a country's central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing Foreign Currency Notes or currency linked Indexed Notes is that their U.S. dollar-equivalent yields could be affected by governmental actions, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces, and the movement of currencies across borders. There will be no adjustment or change in the terms of such Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any applicable Specified Currency.

     Governments have imposed from time to time exchange controls and may in the future impose or revise exchange controls at or prior to a Note's Maturity. Even if there are no exchange controls, it is possible that the Specified Currency for any particular Foreign Currency Note would not be available at such Note's Maturity. In that event, the Company will pay in U.S. dollars on the basis of the Exchange Rate on the date of such payment, or if such Exchange Rate is not then available, on the basis of the most recently available Exchange Rate.

PAYMENT CURRENCY

     If the principal of, premium if any, or interest on, any Note is payable in a Specified Currency other than U.S. dollars and such Specified Currency is not available to the Company for making payments thereof due to the imposition of exchange controls or other circumstances beyond the control of the Company or is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions within the international banking community then the Company will be entitled to satisfy its obligations to Holders of the Notes by making such payments in U.S. dollars on the basis of the Exchange Rate two Business Days prior to the Interest Payment Date or, as the case may be, the date of Maturity (or, if no rate is quoted for such Specified Currency on such date, the last date such rate is quoted). Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars will not constitute an Event of Default under the Indenture.

     Currently, there are limited facilities in the United States for conversion of U.S. dollars into foreign currencies, and vice versa. In addition, banks do not generally offer non-U.S. dollar-denominated checking or savings account facilities in the United States. Accordingly, payments on Notes made in a currency other than U.S. dollars will be made from an account at a bank located outside the United States unless otherwise specified in the applicable Pricing Supplement.

FOREIGN CURRENCY JUDGMENTS

     The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York. Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than the U.S. dollar. A 1987 amendment to the Judiciary Law of the State of New York provides, however, that an action based upon an obligation denominated in a currency other than U.S. dollars will be rendered in the foreign currency of the underlying obligation and converted into U.S. dollars at the rate of exchange prevailing on the date of the entry of the judgment or decree.

                             UNITED STATES TAXATION

GENERAL

     The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Program, and the relevant Pricing Supplement will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Note as appropriate. This summary deals only with initial purchasers of Notes at the issue price that are U.S. Holders and that will hold the Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership, or disposition of Notes by particular investors, and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes as part of a straddle, a hedging transaction, or conversion transaction for U.S. federal income tax purposes, or investors whose functional currency is not the U.S. dollar).

     As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any State thereof. or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-U.S. Holder" means a beneficial owner of Notes that is not a U.S. Holder.

     The summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. HOLDERS

PAYMENTS OF INTEREST

  General

     Interest on a Note, whether payable in U.S. dollars or a currency, composite currency, or basket of currencies other than U.S. dollars (a "foreign currency"), other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount -General"), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Prospective purchasers should consult their tax advisers concerning the applicability of the source of income rules to income attributable to the Notes. The Pricing Supplement will state whether a particular issue of notes will be issued with Original Issue Discount.

  Foreign Currency Denominated Interest

     If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

     An accrual basis U.S. Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).

     Under the second method, the U.S. Holder may elect to translate the interest income accrued into U.S. dollars on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt (in which case no exchange gain or loss will result). Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service (the "IRS").

     Upon receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between the exchange rate used to accrue interest income pursuant to one of the two above methods and the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

ORIGINAL ISSUE DISCOUNT

  General

     The following is a summary of the principal federal income tax consequences of the ownership of Notes issued with original issue discount ("OID"). It is based in part upon the rules governing original issue discount that are set forth in Code Sections 1271 through 1275 and in Treasury Regulations thereunder (the "OID Regulations"). The following summary does not discuss the federal income tax consequences of an investment in contingent payment debt instruments. In the event the Company issues contingent payment debt instruments the applicable Pricing Supplement will describe the material federal income tax consequences thereof.

     A Note, other than a Note with a term of one year or less (a "Short-Term Note"), will be treated as issued at an original issue discount (a "Discount Note") if the excess of the Note's "stated redemption price at maturity" over its issue price is more than a de minimis amount (0.25 percent of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity). Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments provided by the Note that are not payments of "qualified stated interest." A "qualified stated interest" payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in the circumstances described below under "Variable Interest Rate Notes") that appropriately takes into account the length of the interval between stated interest payments. Solely for the purposes of determining whether a Note has OID, the Company will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note.

     U.S. Holders of Discount Notes must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, regardless of such Holder's method of accounting for tax purposes, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Notes. The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and the Discount Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the
Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

     The amount of OID allocable to an initial short accrual period may be computed using any reasonable method, if all other periods (other than a final short accrual period) are of equal length. The amount of OID allocable to the final accrual period is the difference between (i) the amount payable at the maturity of the Discount Note (other than any payment of qualified stated interest) and (ii) the adjusted issue price of the Discount Note as of the beginning of the final accrual period.

  Acquisition Premium

     A U.S. Holder that purchases a Discount Note for an amount less than or equal to the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the
Note immediately after its purchase over the Note's adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note's adjusted issue price.

  Market Discount

     A Note, other than a Short-Term Note, generally will be treated as purchased at a market discount (a "Market Discount Note") if the Note's stated redemption price at maturity or, in the case of a Discount Note, the Note's "revised issue price", exceeds the amount for which the U.S. Holder purchased the Note by at least 0.25% of the Note's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Note's maturity. If this excess is not sufficient to cause the Note to be a Market Discount Note, then the excess constitutes "de minimis market discount". For this purpose, the "revised issue price" of a Note generally equals its issue price, increased by the amount of any OID that has accrued on the Note.

     Any partial payment of principal on or gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS. A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note until the maturity or disposition of such Note, because a current deduction is only allowed to the extent interest expense exceeds an allocable portion of market discount.

     Market discount on a Market Discount Note will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. Such an election shall apply only to the Note with respect to which it is made and is irrevocable.

  Election to Treat All Interest as Original Issue Discount

     A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under "Original Issue Discount -- General," with certain modifications. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Notes Purchased at a Premium") or acquisition premium. In applying the constant yield method to a Note with respect to which this election has been made, the issue price of the Note will equal the electing U.S. Holder's adjusted basis in the Note immediately after its acquisition, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a Note is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election discussed above under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

  Variable Interest Rate Notes

     Notes that provide for interest at variable rates ("Variable Interest Rate Notes") generally will bear interest at a "qualified floating rate" and thus will be treated as "variable rate debt instruments" under the OID Regulations. A Variable Interest Rate Note will qualify as a "variable rate debt instrument' under the OID Regulations if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Interest Rate Note by more than a specified de minimis amount and (b) it provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     A "qualified floating rate" is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless the cap or floor is fixed throughout the term of the Note.

     An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Note will not constitute an objective rate if it is based on information that is within the control of or unique to the circumstances of the issuer (or a related party). A "qualified inverse floating rate" is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Interest Rate Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

     If a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, then any stated interest on such Note which is unconditionally payable in cash or property (other than debt instruments of the Company) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with OID unless the Variable Interest Rate Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified de minimis amount. OID on such a Variable Interest Rate Note arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note.

     In general, any other Variable Interest Rate Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the variable Note. The OID Regulations generally require that such a Variable Interest Rate Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note. In the case of a Variable Interest Rate Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Note as of the Variable Interest Rate Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

     Once the Variable Interest Rate Note is converted into an "equivalent' fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent' fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Note will account for the OID and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Note during the accrual period.

     If a Variable Interest Rate Note, such as a Note the payments on which are determined by reference to an index, does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Interest Rate Note would be treated as a contingent payment debt obligation. The proper United States Federal income tax treatment of Variable Interest Rate Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement.

  Short-Term Notes

     In general, an individual or other cash basis U.S. Holder of a Short-Term
Note is not required to accrue OID (as specially defined below for the purposes of this paragraph) for United States federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Notes on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realised on the sale or retirement of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Notes will be required to defer deductions for interest on borrowings allocable to Short-Term Notes in an amount not exceeding the deferred income until the deferred income is realized.

     For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note, including stated interest, are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note (the excess of the stated redemption price at maturity over the purchase price, the "acquisition discount"). Such an election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

  Foreign Currency Notes

     OID for any accrual period on a Discount Note that is denominated in, or determined by reference to, a foreign currency will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. holder, as described under "Payments of Interest". Upon receipt of an amount attributable to OID (whether in connection with a payment of interest or the sale or retirement of a Note), a U.S. Holder may recognize exchange gain or loss, which will be ordinary gain or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate on the date of receipt) and the amount previously accrued (as translated into U.S. dollars).

     Market Discount on a Note that is denominated in, or determined by reference to, a foreign currency will be accrued by a U.S. Holder in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder's taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder will recognize ordinary gain or loss measured in the same manner as for accrued qualified stated interest or OID. A U.S. Holder that does not make this election will recognize, upon the disposition or maturity of the Note, the U.S. dollar value of the amount accrued, calculated at the exchange rate in effect on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

NOTES PURCHASED AT A PREMIUM

     A U.S. Holder that purchases a Note for an amount in excess of its principal amount, or for a Discount Note, its stated redemption price at maturity, may elect to treat the excess as "amortizable bond premium," in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to that year. Under new regulations in effect for Notes acquired on or after March 2, 1998, if the amortizable bond premium allocable to an accrual period exceeds the amount of interest allocable to such accrual period, such excess would be allowed as a deduction for such accrual period, but only to the extent of the U.S. Holder's prior interest inclusions on the Note; any excess is generally carried forward and allocable to the next accrual period. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of the foreign currency. At the time amortized bond premium offsets interest income, exchange gain or loss (taxable as ordinary income or loss) is realized measured by the difference between exchange rates at that time and at the time of the acquisition of the Notes. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. The new regulations provide a restrictive automatic consent for a U.S. Holder to change its method of accounting for eligible bond premium in certain circumstances, if the change is made for the first taxable year for which the U.S. Holder must account for the Note under the new regulations. See also "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount."

PURCHASE, SALE AND RETIREMENT OF NOTES

     A U.S. Holder's tax basis in a Note will generally be its U.S. dollar cost (as defined below) increased by the amount of any OID or market discount or acquisition discount included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis original issue discount and de minimis market discount included in the U.S. Holder's income with respect to the Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the Note. The U.S. dollar cost of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

     A U.S. Holder will generally recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the tax basis of the Note. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Except to the extent described above under "Original Issue Discount -- Market Discount" or "Original Issue Discount -- Short Term Notes" or attributable to accrued but unpaid interest or changes in exchange rates, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the Notes exceeds one year. Long-term gain of a U.S. Holder that is an individual is generally subject to a maximum rate of 28 percent if the Notes have been held for more than one year and not more than 18 months, and the maximum rate is further reduced to 20 percent if the Notes have been held for more than 18 months.

     Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction. Gain realized by a U.S. Holder on the sale or retirement of a Note generally will be U.S. source income.

EXCHANGE OF AMOUNTS IN OTHER THAN U.S. DOLLARS

     Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of the sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or an exchange for U.S. dollars) will be ordinary income or loss.

NOTES HELD IN BEARER FORM

     A U.S. Holder of a Bearer Note or coupon that fails to satisfy certain requirements and conditions regarding the holding of such Bearer Note or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain realized on a sale, exchange, or redemption of a Bearer Note or coupon. In the event the Company issues Bearer Notes the applicable Pricing Supplement will describe the material federal income tax consequences thereof and will set forth any limitations or other provisions relating thereto.

NON-U.S. HOLDERS

     Under present United States federal income tax law, assuming certain certification requirements are satisfied (which include, among other things, identification of the beneficial owner of the instrument) and subject to the discussion of backup withholding and information reporting below:

          (a) payments of principal (and premium, if any) and interest (including original issue discount) on the Notes to any Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (2) the Non-U.S. Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (3) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company (directly or indirectly) through stock ownership, and (4) such interest payments are not effectively connected with a United States trade or business. In addition, the beneficial owner of the Note must certify to the Company or its agent, under penalties of perjury, that he is not a United States person and must provide his name and address, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note, certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and

          (b) a Holder of a Note who is a Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange, retirement or other disposition of a Note, unless (1) the gain is effectively connected with a trade or business carried on by such Holder within the United States or, if a treaty applies, generally attributable to the United States permanent establishment maintained by the Holder, or (2) the Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

     The certification referred to above may be made on an IRS Form W-8 or substantially similar substitute form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, payments of interest and accrued original issue discount, if any, and the proceeds of a sale, redemption, or other disposition of the Notes payable by a U.S. paying agent or other U.S. intermediary will be subject to information reporting. In addition, backup withholding at a rate of 31 percent will apply to these payments and to accruals of original issue discount, if any, if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) and Non-U.S. Holders that comply with certain certification requirements are not subject to backup withholding. Any amount paid as backup withholding will be creditable against the holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS. Holders of Notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                              PLAN OF DISTRIBUTION

     Under the terms of the Selling Agency Agreement (the "Selling Agency Agreement"), the Notes are being offered on a continuous basis by the Company through Salomon Brothers Inc and SBC Warburg Dillon Read Inc. (the "Agents"), each of which has agreed to use its reasonable efforts to solicit purchases of the Notes. Except as otherwise agreed by the Company and an Agent with respect to a particular Note, the Company will pay each Agent a commission ranging from
 .125 percent to .750 percent of the principal amount of each Note, depending on its maturity, sold through such Agent. Commissions on Notes with a maturity of more than 30 years will be negotiated at the time of sale. The Company will have the sole right to accept offers to purchase Notes and may reject any such offer, in whole or in part. Each Agent shall have the right, in its sole discretion and without notice to the Company, to reject any offer to purchase Notes received by it, in whole or in part.

     The Company also may sell Notes to any Agent, acting as principal, at a discount or concession to be agreed upon at the time of sale, for resale to one or more investors or other purchasers at a fixed offering price or at varying prices related to prevailing market prices at the time of such resale or otherwise, as determined by such Agent and specified in the applicable Pricing Supplement. The Agents may offer the Notes they have purchased as principal to other dealers. The Agents may sell Notes to any dealer at a discount and, unless otherwise specified in the applicable Pricing Supplement, such discount allowed to any dealer will not be in excess of the discount to be received by such Agent from the Company. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount or face amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity. After the initial public offering of Notes to be resold to investors and other purchasers, the public offering price, concession, and discount may be changed.

     The Notes may also be sold by the Company directly to investors (other than broker-dealers) in those jurisdictions in which the Company is permitted to do so. No commission will be paid on Notes sold directly by the Company.

     The Company may also accept offers to purchase Notes from time to time through one or more additional agents, acting either as agent or principal, on substantially the same terms as those applicable to sales of Notes to or through the Agents pursuant to the Selling Agency Agreement. Any such additional agent shall, with respect to such Notes, be deemed to be included in all references to an "Agent" or the "Agents" hereunder.

     Each purchaser of a Note will arrange for payment as instructed by the applicable Agent or the Company. The Agents are required to deliver the proceeds from the sale of the Notes to the Company in immediately available funds to a bank in the City of New York designated by the Company in accordance with the terms of the Selling Agency Agreement, on the date of settlement.

     In connection with an offering, the Agents may purchase and sell the Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by the Agents in connection with such offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the price of the Notes; and short positions created by the Agents involve the sale by the Agents of a greater aggregate principal amount of Notes than they are required to purchase from the Company in an offering. The Agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in an offering may be reclaimed by the Agents if such Notes are repurchased by the Agents in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     If holders of Notes purchased directly from the Company encounter difficulties in disposing of their Notes at then current market rates, the Company will give consideration to offers to sell such Notes to the Company on terms reflecting current market conditions at the time of repurchase. However, any such repurchase will be made in the Company's sole discretion, and the Company makes no commitment to repurchase Notes from any purchaser at any time.

     Each Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Act"). The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Act, or to contribute to payments the Agent may be required to make in respect thereof. The Company has also agreed to reimburse the Agents for certain expenses.

     The Company does not intend to apply for the listing of the Notes on a national securities exchange and the Notes will not have an established trading market when issued. The Agents may make a market in the Notes, as permitted by applicable laws and regulations. The Agents are not obligated to do so, however, and the Agents may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes or that the Notes will be sold.

     Each Agent and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business.

     Concurrently with the offering of the Notes through the Agents as described herein, the Company may issue other Debt Securities from time to time as described in the accompanying Prospectus. Any such Debt Securities so offered and sold may reduce correspondingly the maximum aggregate principal amount of Notes that may be offered by this Prospectus Supplement and the accompanying Prospectus. See "Description of Notes."

PROSPECTUS

                                  $500,000,000

                                     (LOGO)
                                DEBT SECURITIES
                               ------------------

     Temple-Inland Inc. (the "Company") intends to sell from time to time its senior debt securities, consisting of notes, debentures, or other evidences of indebtedness (the "Debt Securities"). The Debt Securities offered by the Company hereby will have an aggregate initial public offering price not to exceed $500,000,000, including the equivalent thereof in one or more foreign currencies, foreign currency units, or composite currencies, including European Currency Units. The Debt Securities may be offered as separate series in amounts, at prices, and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus (each, a "Prospectus Supplement"). The Company may sell Debt Securities to or through underwriters or dealers, directly to other purchasers, or through agents. See "Plan of Distribution."

     The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The specific terms of the Debt Securities will be set forth in one or more Prospectus Supplements, together with the terms of the offering and sale of the Debt Securities, the initial offering price and the net proceeds to the Company from the sale thereof. Each Prospectus Supplement will include, among other things, the specific designation, aggregate principal amount, denominations, currency, location of the offering, maturity, interest rate or method for its calculation, if any, interest payment dates, whether such Debt Securities will be issued in registered form, bearer form, or both or in the form of global securities, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, and the currency or currency unit in which principal, premium, or interest is payable. Each Prospectus Supplement will also contain information, when applicable, about material United States federal income tax considerations relating to, and any listings on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Company may sell the Debt Securities directly to purchasers, through agents designated from time to time, or through underwriters or dealers on terms determined by market conditions at the time of sale. If any agents, underwriters, or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

                               ------------------

SALOMON SMITH BARNEY                                SBC WARBURG DILLON READ INC.

                  The date of this Prospectus is May 13, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and the Pacific Exchange and such reports and other information concerning the Company also may be inspected at their offices at 20 Broad Street, New York, New York 10005 and 301 Pine Street, San Francisco, California 94104, respectively. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information that registrants, including the Company, have filed electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and such securities, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement and such exhibits and any schedules attached to the Registration Statement can be inspected at the office of the Commission, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998, filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, is incorporated herein by reference.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any documents incorporated by reference herein (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to M. Richard Warner, Esq., Vice President, General Counsel, and Secretary, Temple-Inland Inc., 303 South Temple Drive, Diboll, Texas 75941 (Telephone (409) 829-5511).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     The Company is a holding company that conducts all of its operations through its subsidiaries. The Company holds interests in corrugated packaging, bleached paperboard, building products, timber and timberlands, and financial services. The business of the Company is divided among three groups: (1) the Paper Group, which consists of the corrugated packaging and bleached paperboard operations, (2) the Building Products Group, and (3) the Financial Services Group.

     The Company's Paper Group consists of the corrugated packaging and bleached paperboard operations. The corrugated packaging operation is vertically integrated and consists of four linerboard mills, three corrugating medium mills, 39 box plants, and nine specialty converting plants. In February 1998, the Company announced its intention to close, during the second quarter of 1998, one of its corrugating medium mills and one of its box plants, both located in Newark, California. The bleached paperboard operation consists of one large mill located in Evadale, Texas.

     The Company's Building Products Group manufactures a wide range of building products including lumber, plywood, particleboard, gypsum wallboard, and fiberboard. Forest resources include approximately 2.2 million acres of timberland in Texas, Louisiana, Georgia, and Alabama. The Company's Financial Services Group consists of savings bank activities, mortgage banking, real estate development, and insurance brokerage.

     The Company is a Delaware corporation that was organized in 1983. Its principal subsidiaries include Inland Paperboard and Packaging, Inc. ("Inland"), Temple-Inland Forest Products Corporation ("Temple-Inland FPC"), Temple-Inland Financial Services Inc. ("Financial Services"), Guaranty Federal Bank, F.S.B. ("Guaranty"), and Temple-Inland Mortgage Corporation ("Temple-Inland Mortgage"). The Company's principal executive offices are located at 303 South Temple Drive, Diboll, Texas 75941. Its telephone number is (409) 829-5511.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of the Company, computed on both a consolidated basis and a parent company basis, for the periods indicated. For purposes of computing the consolidated ratios, earnings consists of earnings before income taxes and fixed charges, and fixed charges consists of all interest charges and ten percent of rent expense, which approximates the interest component of such expense. The consolidated ratios are also presented excluding interest on deposits from fixed charges. For purposes of computing the parent company ratios, earnings consists of the earnings of the parent company before income taxes (excluding unremitted earnings from the Financial Services Group), dividends from the Financial Services Group, and fixed charges, and fixed charges consists of all parent company interest charges and ten percent of rent expense, which approximates the interest component of such expense.

                                                 1997    1996    1995    1994    1993
                                                 -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges
Consolidated...................................  1.37x   1.65x   2.45x   1.82x   1.45x
Consolidated, excluding interest on deposits...  1.17x   1.29x   1.68x   1.37x   1.20x
Parent company (1).............................  3.07x   2.24x   3.30x   2.16x   1.66x

---------------

(1) In 1997, the parent company received dividends from the Financial Services Group in the amount of $200 million that were the result of nonrecurring transactions rather than earnings. Excluding these nonrecurring transactions, the parent company ratio of earnings to fixed charges for 1997 would have been 1.38x.

     Although earnings from the Financial Services Group is included for purposes of computing the consolidated ratios set forth above, the ability of the Company to receive dividends from the Financial Services Group may be affected from time to time as a result of regulatory limitations.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include capital expenditures, working capital requirements, and reduction of commercial paper and other short-term indebtedness. At April 4, 1998, the Company had outstanding $262.5 million of commercial paper and other short-term borrowings with a weighted average interest rate of 5.725 percent. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, the net proceeds from the sale of Debt Securities may be temporarily invested.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture dated as of September 1, 1986, as amended by the First Supplemental Indenture, dated as of April 15, 1988, the Second Supplemental Indenture, dated as of December 27, 1990, and the Third Supplemental Indenture dated as of May 9, 1991 (the "Indenture"), between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank, 450 West 33rd Street, New York, New York 10001, as Trustee (the "Trustee"). A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus forms a part. There is no other material relationship between the Company and the Trustee.

GENERAL

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The Debt Securities may be issued from time to time in one or more series. The Debt Securities offered by this Prospectus will be limited to $500,000,000 aggregate principal amount, plus an additional amount of Original Issue Discount Debt Securities (as hereinafter defined) such that the aggregate public offering price of all Debt Securities will not exceed $500,000,000 (for such purposes the initial public offering price of any Debt Securities denominated in any foreign currency or currency unit being the U.S. dollar equivalent thereof). The term "Original Issue Discount Debt Security" as used herein means a Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

     The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions do not apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities. Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities for the following terms of such Debt Securities: (a) the title of such Debt Securities; (b) any limit upon the aggregate principal amount of such Debt Securities; (c) the currency or currency unit of payment; (d) the date or dates on which the principal of such Debt Securities is payable; (e) the rate or rates at which such Debt Securities will bear interest or the method for calculating such rate, if any, the date or dates from which such interest will accrue, the dates on which such interest will be payable, and the record date for the interest payable on any interest payment date; (f) whether such Debt Securities will be issued in registered form or bearer form or both; (g) the place where the principal of and interest on such Debt Securities will be payable; (h) the period or periods, if any, within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed by the Company; (i) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or at the option of a Holder thereof, and the terms and conditions upon which such Debt Securities shall be redeemed or purchased pursuant to such obligation; (j) any provisions for the remarketing of the Debt Securities by and on behalf of the Company; (k) if other than denominations of $1,000 and integral multiples thereof, the denominations in which such Debt Securities shall be issuable; (l) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; and (m) any other terms not inconsistent with the Indenture. If any Debt Securities of a particular series are issuable in bearer form, the related Prospectus Supplement will set forth any limitations or other provisions relating thereto.

     Because the Company is a holding company, any claims that it or its creditors, including holders of the Debt Securities (the "Holders"), may have against the assets of any subsidiary of the Company will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form with coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The United States federal income tax and other considerations relating to the Debt Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations relating thereto will be described in the applicable Prospectus Supplement.

     The Company previously issued under the Indenture $70 million aggregate principal amount of 8 3/8% Notes due 1996; $200 million aggregate principal amount of Medium-Term Notes, Series B, maturing from 1996 to 1998 at an interest rate averaging approximately 8 7/8%; $200 million aggregate principal amount of 9% Notes Due May 1, 2001; $100 million aggregate principal amount of Medium-Term Notes, Series D, maturing 2006 at interest rates from 8 1/8% to 8 3/8%, and $100 million and $150 million aggregate principal amount of 7 1/4% Notes and 8 1/4% Debentures maturing in 2002 and 2022, respectively. The securities that may be offered under the Indenture are not limited in amount. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to and qualified in their entirety by reference to the Indenture.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indenture are summarized below.

     "Attributable Debt" means, at the time of determination, the present value (discounted at the interest rate, compounded semi-annually, equal to the weighted average Yield to Maturity (as hereinafter defined) of the Securities then outstanding under the Indenture, such average being weighted by the principal amount of the Securities of each series or, in the case of Original Issue Discount Securities, such amount to be determined as provided in the definition of "Outstanding" in the Indenture) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended) entered into in connection with a Sale and Leaseback Transaction (as hereinafter defined).

     "Debt" means indebtedness for money borrowed.

     "Financial Services Subsidiary" means any Subsidiary (as defined below) principally engaged in banking (including mortgage banking), real estate development, insurance, or similar businesses.

     "Funded Debt" means Debt that by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such Debt.

     "Mortgage" means any mortgage, pledge, lien, encumbrance, charge, or security interest of any kind.

     "Principal Manufacturing Facility" means any linerboard, corrugating medium, paperboard, paper or pulp mill, or any paper converting plant of the Company or any Subsidiary that is located within the United States, other than any such mill or plant or portion thereof (i) that is financed by obligations issued by a state, a territory, or a possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, the interest on which is excludable from gross income of the holders thereof pursuant to the provisions of Section 103(a) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of issuance of such obligations, or (ii) that, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     "Security" or "Securities" means any note or notes, bond or bonds, debenture or debentures, or any other evidences of indebtedness, as the case may be, of any series authenticated and delivered from time to time under the Indenture, including but not limited to the Debt Securities.

     "Subsidiary" means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

     "Timberlands" means, at any time, property in the United States that contains standing timber that is, or upon completion of a growth cycle then in process is expected to become, of a commercial quantity and of merchantable quality.

     "Yield to Maturity" means the yield to maturity on a series of Securities, calculated at the time of issuance of such series or, if applicable, at the most recent redetermination of interest on such series and calculated in accordance with accepted financial practice.

CERTAIN COVENANTS

     The Indenture contains certain covenants, including those summarized below, which will be applicable (unless waived or amended) so long as any of the Securities are outstanding.

     Limitations on Liens. The Company will not, nor will it permit any Subsidiary to, issue, assume, or guarantee any Debt if such Debt is secured by a Mortgage upon any Timberlands or Principal Manufacturing Facility, now owned or hereafter acquired, without in any such case effectively providing that the Securities (together with, if the Company shall so determine, any other indebtedness of the Company ranking equally with the Securities) shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions shall not apply to (a) Mortgages on any property acquired, constructed, or improved by the Company or any Subsidiary after the date of the Indenture, which Mortgages are created or assumed within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof, or existing Mortgages on property acquired, provided that such Mortgages shall not apply to any property theretofore owned by the Company or any Subsidiary other than theretofore unimproved real property, (b) Mortgages on any property acquired from a corporation that is merged with or into the Company or a Subsidiary or Mortgages outstanding at the time any corporation becomes a Subsidiary, (c) Mortgages in favor of the Company or any Subsidiary, (d) Mortgages granted or incurred by any Financial Services Subsidiary, or (e) any extension, renewal or replacement (or successive extensions, renewals, or replacements) in whole or in part, of any Mortgage referred to in the foregoing clauses (a), (b), (c), or (d); provided that the amount of Debt secured thereby is not increased and except that the following types of transactions, among others, shall not be deemed to create Debt secured by a Mortgage: (x) the Mortgage, sale, or other transfer of timber in connection with an arrangement under which the Company or a Subsidiary is obligated to cut such timber or a portion thereof in order to provide the mortgagee or transferee with a specified amount of money, however determined, and (y) Mortgages in favor of governmental bodies of the United States or any state thereof to secure advance, progress, or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such Mortgages.

     Notwithstanding the foregoing, the Company or any Subsidiary may, without securing the Securities, issue, assume, or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount that, together with all other such Debt and the Attributable Debt in respect of Sale and Leaseback Transactions (as defined below) of the Company and its Subsidiaries existing at such time (other than Sale or Leaseback Transactions the proceeds of which have been applied to the retirement of Securities or Funded Debt), does not at the time exceed 10 percent of the net tangible assets of the Company and its consolidated Subsidiaries as of the latest fiscal year. "Net tangible assets" is defined as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     Limitation on Sale and Leaseback Transactions. The Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any person providing for the leasing to the Company or a Subsidiary of any Timberlands or any Principal Manufacturing Facility (except for temporary leases for a term of not more than three years), which property has been owned and, in the case of any such Principal Manufacturing Facility, has been placed in commercial operation for more than 180 days by the Company or such Subsidiary and has been or is to be sold or transferred by the Company or such Subsidiary to such person (herein referred to as a "Sale and Leaseback Transaction"), unless either (a) the Company or such Subsidiary would be entitled to incur Debt secured by a Mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Securities or (b) the Company shall, and in such case the Company will covenant that it will, apply an amount equal to the fair value (as determined by its Board of Directors) of the property so leased to the retirement, within 180 days of the effective date of any such Sale and Leaseback Transaction, of Securities or of Funded Debt of the Company that ranks on a parity with the Securities.

     Limitation on Debt of Subsidiaries. The Company will not permit any Subsidiary to issue, assume, or guarantee any Debt except for (a) Debt secured by a Mortgage permitted as described under "Limitation on Liens" above; (b) Debt of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of all or substantially all of its properties (or those of a division thereof) to, a Subsidiary; (c) Debt of a corporation existing at the time such corporation first becomes a Subsidiary; (d) Debt to, or held by, the Company or another Subsidiary; (e) Debt existing on the date of the Indenture; (f) Debt created in connection with, or with a view to, compliance by such Subsidiary with the requirements of any program adopted by any federal, state, or local governmental authority and applicable to such Subsidiary and providing financial or tax benefits to such Subsidiary that are not available directly to the Company; (g) Debt incurred to pay all or any part of the purchase price or cost or construction of property (or additions, substantial repairs, alterations, or substantial improvements thereto) or equipment, provided such Debt is incurred within one year of the acquisition or completion of construction (or alteration or repair) and full operation of such property, provided, further, in respect of such additions, substantial repairs, alterations, or substantial improvements, that the amount of such Debt may not exceed the expense incurred to construct such additions, repairs, alterations, or improvements; (h) Debt to a public entity on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code (or any successor to such provision); (i) Debt of a Financial Services Subsidiary; and (j) any extension, renewal, or replacement of any Debt referred to in the foregoing clauses (a) through (i), provided that the amount of Debt issued is not increased. Notwithstanding the foregoing, any Subsidiary may issue, assume, or guarantee Debt that would otherwise be subject to the foregoing restrictions in an aggregate principal amount that, together with all other Debt of the Company's Subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 10 percent of the net tangible assets of the Company and its consolidated Subsidiaries as of the latest fiscal year.

     Limitation on Transfers of Timberlands or Principal Manufacturing Facilities to Financial Services Subsidiaries. The Company will not, nor will it permit any Subsidiary (other than a Financial Services Subsidiary) to, sell, transfer, or otherwise dispose of any Timberlands or any Principal Manufacturing Facility to any Financial Services Subsidiary other than for cash or other consideration that, in the opinion of the Company's Board of Directors, constitutes fair value for such Timberlands or such Principal Manufacturing Facility.

CONSOLIDATION, MERGER, SALE, OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, and any interest on, all the Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default (as hereinafter defined), and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel (each as defined in the Indenture), each stating that such consolidation, merger, conveyance, or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger, conveyance, or transfer, such successor corporation will succeed to, and be substituted for, the Company under the Indenture, with the same effect as if it had been named in the Indenture as the Company.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF

     An Event of Default with respect to any series of Securities is defined in the Indenture as any of the following events: (a) default for 30 days in payment of any interest on any of the Securities of that series; (b) default in payment of principal of or premium on any of the Securities of that series at maturity;
(c) acceleration of the maturity of, or failure to pay at maturity, any Funded Debt of the Company in excess of $10,000,000; (d) default in payment of any sinking or purchase fund or analogous obligation due under the terms of the Securities of such series; (e) default by the Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of any of the Securities of that series, which default shall not have been remedied for a period of 90 days after notice given as specified in the Indenture; (f) certain events of bankruptcy, insolvency, and reorganization of the Company; and (g) any other Event of Default provided in the supplemental Indenture under which such series of Securities is issued or in the form of Security for such series.

     A default under other indebtedness of the Company will not necessarily be a default under the Indenture, and a default under one series of Securities under the Indenture will not necessarily be a default under any other series of Securities.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (d), (e), or (g) above shall have occurred and be continuing with respect to any series of Securities, either the Trustee or the Holders of not less than 25 percent in aggregate principal amount of the Securities of such series then outstanding may declare the principal of all outstanding Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (e) or (g) (if the Event of Default is in respect of all series of Securities), or (c) or (f) above shall have occurred and be continuing, either the Trustee or the Holders of not less than 25 percent in aggregate principal amount of all series of Securities (treated as one class) may declare the principal of all series of Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations with respect to the Securities of any series may be annulled and past defaults (except for defaults not theretofore cured in the payment of principal of, or any interest on, any series of Securities and defaults in compliance with certain covenants) may be waived by the Holders of a majority in aggregate principal amount of the Securities of such series then outstanding.

     Under the Indenture the Trustee must give to the Holders of the Securities of any series notice of all uncured defaults known to it with respect to the Securities of such series within 90 days after such a default occurs (the term default to include the events specified as Events of Default above without notice or grace periods); provided that, except in the case of default in the payment of principal of, or any interest on, any of the Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the Securities of such series; and provided, further, that for an Event of Default described in clause (e), no such notice shall be given to the holder of the Securities of such series until at least 90 days after the occurrence thereof.

     No holder of a Security of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default; (b) the Holders of not less than 25 percent in aggregate principal amount of the Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default; (c) such Holder or Holders shall have offered the Trustee such reasonable indemnity as the Trustee may require; (d) the Trustee shall have failed to institute an action for 60 days thereafter, and
(e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Securities of such series.

     The Holders of a majority in aggregate principal amount of the Securities of any series then outstanding will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent person in the conduct of such person's own affairs. The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds, or adequate indemnity against such risk or liability, is reasonably assured to it.

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Securities has been made and that, to the best of the knowledge of the signatories based on such review, the Company is not in default in the performance and observance of the terms of the Indenture or, if the Company is in default, specifying such default.

LEVERAGED AND OTHER TRANSACTIONS

     Other than the restrictions on Liens, Sale and Leaseback Transactions, and Limitation on Debt of Subsidiaries described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford Holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company or any Subsidiary.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture or the rights of the Holders of the Securities of any series may be modified by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of each affected series then outstanding, but no such modification may be made that would (i) change the maturity of principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the interest thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Security or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (ii) reduce the percentage in principal amount of the outstanding Securities of any series, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences, provided for in the Indenture; or
(iii) modify any of the provisions of certain sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Security affected thereby.

DEFEASANCE OF THE SECURITIES OF ANY SERIES

     The Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Securities of any series by (a) depositing with the Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Securities of such series for principal and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government of the United States as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all Securities of such series for principal and interest and (b) satisfying certain other conditions precedent specified in the Indenture. In the event of any such defeasance, Holders of Securities of such series would be able to look only to such trust fund for payment of principal of, and any interest on, their Securities. To exercise such defeasance option, the Company, in addition to satisfying certain other conditions precedent specified in the Indenture, is required to deliver to the Trustee an Opinion of Counsel to the effect that the deposit of funds or obligations described above and related defeasance would not cause the Holders of Securities of such series to recognize income, gain or loss for Federal income tax purposes, such Opinion of Counsel to be accompanied by a ruling to such effect received from or published by, the United States Internal Revenue Service.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of The Depository Trust Company, New York, New York (the "Depository"), and registered in the name of a nominee of the Depository. Global Securities may be issued in temporary or permanent form. If the Depository is at any time unwilling, unable, or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for the Global Security or Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Book-Entry Debt Securities represented by one or more Global Securities, and in such event, will issue Certificated Debt Securities in exchange for the Global Security or Securities representing such Book-Entry Debt Securities.

     The Depository has advised the Company and the Underwriters as follows: the Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers (which may include any underwriters or agents through which the Debt Securities are sold), banks, trust companies, clearing corporations, and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Participants are on file with the Commission.

     Except as set forth below, each Global Security may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. The specific terms of any depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement. The Company anticipates that the following provisions will generally apply to any depository arrangements.

     Purchases of Book-Entry Debt Securities under the Depository's system must be made by or through Direct Participants, which will receive a credit for the Book-Entry Debt Securities on the Depository's records. The ownership interest of each beneficial owner of each Book-Entry Debt Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. A Beneficial Owner will not receive written confirmation from the Depository of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of such transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into such transaction. Transfers of ownership interests in the Book-Entry Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of the Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Book-Entry Debt Securities, except in the event that use of the book-entry system for one or more Book-Entry Debt Securities is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Participants with the Depository are registered in the name of the Depository's partnership nominee, Cede & Co. The deposit of Global Securities with the Depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Book-Entry Debt Securities; the Depository's records reflect only the identity of the Direct Participants to whose accounts such Book-Entry Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Book-Entry Debt Securities within an issue are being redeemed, the Depository's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither the Depository nor Cede & Co. will consent or vote with respect to Book-Entry Debt Securities. Under its usual procedures, the Depository will mail an "Omnibus Proxy" to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Book-Entry Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Book-Entry Debt Securities will be made to the Depository. The Depository's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants and not of the Depository, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depository is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     A Beneficial Owner shall give notice to elect to have its Book-Entry Debt Securities purchased or tendered, through its Participant, to the Paying Agent, and shall effect delivery of such Book-Entry Debt Securities by causing the Direct Participant to transfer the Participant's interest in the Book-Entry Debt Securities, on the Depository's records, to the Paying Agent. The requirement for physical delivery of Book-Entry Debt Securities in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the Book-Entry Debt Securities are transferred by Direct Participant on the Depository's records.

     The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     None of the Company, any underwriter, agent, or dealer, the Trustee, any paying agent, or the registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

INTERNATIONAL OFFERING

     If specified in the applicable Prospectus Supplement, the Company may issue Debt Securities in an international offering. Such Debt Securities may be issued in bearer form ("Bearer Securities") pursuant to a supplement to the Indenture that will be described in an applicable Prospectus Supplement.

     In connection with any such international offering, the Company will designate paying agents, registrars, or other agents with respect to the Debt Securities, as specified in the applicable Prospectus Supplement.

     Debt Securities issued in an international offering may be subject to certain selling restrictions that will be described in the applicable Prospectus Supplement. Such Debt Securities may be listed on one or more foreign stock exchanges as described in the applicable Prospectus Supplement. Special United States tax and other considerations, if any, applicable to an international offering will be described in the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in or outside the United States through underwriters, through or to dealers, directly to one or more purchasers, or through agents. Each Prospectus Supplement with respect to the Debt Securities will set forth the terms of the offering of applicable Debt Securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     If dealers are used in the sale of Debt Securities, the Company will sell such Debt Securities to the dealers as principals. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities will be named in the Prospectus Supplement relating thereto and any commissions payable by the Company to such agent will be set forth therein. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of Debt Securities, underwriters or agents acting on behalf of the Company may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions, or commissions. The underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements that may be entered into by the Company, underwriters, dealers, and agents that participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and to certain rights of contribution from the Company.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. The obligations of any purchaser under any such contract will not be subject to any condition except that (1) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if the Debt Securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Debt Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts. A commission described in the Prospectus Supplement will be paid to underwriters or agents soliciting purchases of Debt Securities pursuant to contracts accepted by the Company.

     Certain of the underwriters, agents, or dealers may be customers of, including borrowers from, engage in transactions with, and perform services for, the Company or one or more of its affiliates in the ordinary course of business.

     The Debt Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Debt Securities.

     Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debt Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering are being passed upon for the Company by M. Richard Warner, Esq., its general counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., and for the underwriters or agents, if any, by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company incorporated by reference or included in the Company's Annual Report (Form 10-K) for the year ended January 3, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Forward-Looking Statements............   S-2
The Company...........................   S-2
Ratio of Earnings to Fixed Charges....   S-5
Selected Financial Data...............   S-6
Use of Proceeds.......................   S-6
Pricing Supplement....................   S-6
Description of Notes..................   S-7
Currency Risks........................  S-22
United States Taxation................  S-24
Plan of Distribution..................  S-32

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Company...........................     3
Ratio of Earnings to Fixed Charges....     3
Use of Proceeds.......................     4
Description of Debt Securities........     4
Plan of Distribution..................    12
Legal Matters.........................    13
Experts...............................    13

======================================================
======================================================
                               U.S. $500,000,000

                                     (LOGO)

                               MEDIUM-TERM NOTES,
                                    SERIES F
                              DUE FROM NINE MONTHS
                                    OR MORE
                               FROM DATE OF ISSUE
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                  JUNE 2, 1998
                             (INCLUDING PROSPECTUS
                              DATED MAY 13, 1998)
                                  ------------
                              SALOMON SMITH BARNEY

                          SBC WARBURG DILLON READ INC.
======================================================